EXHIBIT 10.18
ASSET PURCHASE AGREEMENT
by and between
RON FEE INC.
and
MIDDLETON PEST CONTROL, INC.
dated as of March 31, 2006

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ASSET PURCHASE AGREEMENT
     This Asset Purchase Agreement (this “Agreement”) is made as of March 31, 2006 (the “Effective Date”), by and between Middleton Pest Control, Inc., a Florida corporation (the “Buyer”), and Ron Fee Inc., a Florida corporation (the “Company”). The Buyer and the Company are each referred to in this Agreement as a “Party” and collectively as the “Parties.”
RECITALS
     The Company is engaged in the pest control services business which is operated from two locations in Spring Hill and Odessa, Florida. The Buyer desires to purchase and the Company desires to sell to the Buyer substantially all of the assets, properties and business of the Company, upon the terms and conditions set forth in this Agreement for the consideration described in Section 2 of this Agreement.
TERMS OF AGREEMENT
     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:
1.   Definitions. In addition to the terms defined in the Preamble and other Sections of this Agreement, the capitalized terms set forth below are defined as follows:
     “Advisors” means, with respect to any Person, such Person’s managers, directors, officers, employees, accountants, lenders, agents, legal counsel, and financial, regulatory, Tax and other advisors.
     “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.
     “Change of Control Payments” means any and all (i) bonuses or similar payments payable by Company as a result of the transactions contemplated hereby, (ii) investment banking and other fees payable by Company as a result of the transactions contemplated hereby and (iii) amounts payable by Company to obtain any consents or approvals required to be listed on Section 3(a) of the Disclosure Schedule, including without limitation, the payments described on Exhibit A, attached hereto.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company’s Knowledge” means the actual knowledge of any manager, executive officer or director of the Company after a reasonably diligent inquiry and investigation.
     “Company Transaction Expenses” means any and all legal, accounting, consulting, investment advisory and other fees, costs and expenses of Company and relating to the transaction contemplated hereby.

     “Confidential Information” means any information concerning or relating to a disclosing Party or its Affiliate or a disclosing Party’s or its Affiliate’s financial condition, businesses, personnel, operations, customers and customer data, or prospects in the possession of the receiving Party, its Affiliates or its Advisors or furnished or to be furnished to the receiving Party, its Affiliates or its Advisors including, without limitation, any Trade Secrets which should reasonably be deemed confidential to the disclosing Party; provided that the term “Confidential Information” does not include information which (i) becomes generally available to the public other than as a result of a disclosure of such information by the receiving Party, its Affiliates or its Advisors in violation of this Agreement, (ii) was available to the receiving Party, its Affiliates or its Advisors on a non-confidential basis prior to its disclosure by the disclosing Party or its Advisors, or (iii) was or becomes available to the receiving Party, its Affiliates or its Advisors on a non-confidential basis, from a source other than disclosing Party or its Advisors, provided, that such source is or was (at the time of receipt of the relevant information) not known to the receiving Party, to be bound by a confidentiality agreement with or for the benefit of (or other confidentiality obligation to) the disclosing Party.
     “Consistently Applied” means the consistent and historically utilized application of accounting principles and policies, and methods based on reasonably acceptable commercial standards and prudent management determinations and estimates and judgments, utilized in the construct of the Company’s Most Recent Financial Statements.
     “Customer Prepayments” means the prepayments for Company services made by customers and for which the Company is obligated to provide services.
     “Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3 (2).
     “Employee Welfare Benefit Plan” has the meaning set forth in ERISA Section 3 (l).
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA.
     “GAAP” means United States generally accepted accounting principles in effect at the time the relevant financial statements were (or are) prepared.
     “Governmental Authority” means any foreign, federal, state or local governmental entity or any department, agency, or political subdivision thereof or any court, judicial authority, tribunal or quasi-judicial authority or tribunal including any arbitrator or arbitration proceeding.
     “Income Tax” means any foreign, federal, state or local tax imposed on, or measured by, net income.
     “Income Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Income Taxes.

     “Indebtedness For Borrowed Money” means, with respect to any Person, (a) indebtedness of such Person for borrowed money, (b) obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) obligations of such Person as lessee under leases required to be capitalized pursuant to GAAP, (d) obligations of such Person for amounts drawn under acceptances, letters of credit or similar facilities, (e) any purchase money indebtedness for goods purchased from vendors and other trade payables and (f) guarantees and similar commitments relating to any of the foregoing items.
     “Intellectual Property” means, with respect to the Company, all patents, patent applications, patent disclosures and inventions; trademarks, service marks, trade dress, logos, trade names, and Internet domain names; copyrights and copyrightable works; information systems, databases and software; websites and web addresses; licenses, registrations, applications and renewals for any of the foregoing; and Trade Secrets; and all derivations, modifications and enhancements to any of the foregoing.
     “Lien” means any mortgage, pledge, lien, encumbrance, charge or other security interest of any kind whatsoever.
     “Material Adverse Effect” means either:
     (i) a material adverse effect on (or material adverse change in) the assets, liabilities assumed by the Buyer, business or the financial condition of the Company; or
     (ii) any event, matter or circumstance which could reasonably be expected to result in a material adverse effect on (or material adverse change in) the assets purchased and liabilities assumed by the Buyer, the business or financial condition of the Company, other than (for purposes of this clause (ii) only) changes in the following: (A) regional, national or international political or economic conditions or financial markets; (B) any of the industries in which the Company operates; (C) applicable laws or regulations; (D) election results at the federal, state or local levels; (E) Consistently Applied accounting principles; (F) acts of terrorism or war (whether or not declared); or (G) any adverse change in or effect on the business of the Company that is cured to the reasonable satisfaction of the Buyer, before the earlier of (1) the Closing Date and (2) the date on which this Agreement is terminated pursuant to Section 9 hereof.
     “Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.
     “Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).
     “Ordinary Course of Business” means the ordinary course of business consistent with commercially reasonable past practices.
     “Parent” means Sunair Services Corporation, a Florida corporation (f/k/a Sunair Electronics, Inc.) and parent of Buyer.
     “Permitted Liens” means with respect to any assets of the Company (i) mechanic’s, materialmen’s and similar liens with respect to amounts not past due, (ii) liens for Income Taxes or other Taxes not yet due and payable or for Income Taxes or other Taxes that the taxpayer is contesting in good faith pursuant to proceedings disclosed on the Disclosure Schedule, (iii) purchase money liens arising by operation of law (including liens on inventory and other assets in favor of vendors of the Company) and (iv) liens securing rental payments under capital lease arrangements disclosed on the Disclosure Schedule or other Liens disclosed on the Disclosure Schedule.
     “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority (or any department, agency, or political subdivision thereof).
     “Subsidiary” means, with respect to any Person, any corporation, association or other entity of which either such Person or any Subsidiary of such Person (alone or together) owns or controls (either directly or indirectly or through another Subsidiary) at least a majority of the issued share capital or other ownership interest, in each case having ordinary voting power to elect directors, managers or trustees of such corporation or other entity (whether or not any capital stock or other ownership interests or any other class or classes of capital stock or other ownership interests shall or might have voting power upon the occurrence of any contingency).
     “Taxes” means any and all taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority including Income Taxes.
     “Tax Return” means any return (including any information return and Income Tax Return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Government Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Tax law.
     “Trade Secrets” means technical or non-technical data, formulae, patterns, compilations, programs, devices, business-related information, methods, know-how, techniques, competitive information, drawings, processes, financial data, personnel data, financial plans, product plans, or customer or supplier lists, in each case which (i) are material to the Company and (ii) are or would be reasonably expected to be not commonly known by or available to the public, or are defined as trade secrets pursuant to applicable law.
2.   Basic Transaction.
     (a) Purchase and Sale. At the Closing, upon the terms and subject to the conditions of this Agreement, the Company shall sell, convey, transfer, assign and deliver to Buyer, free and clear of any and all Liens or other restrictions of any kind, all of its assets, properties and business of every kind and description, whether real, personal or mixed, tangible or intangible, wherever located (except those assets of the Company which are specifically excluded as provided in Section 2(b) hereof) as shall exist on the Closing Date (collectively, the “Purchased Assets”). Without limiting the generality of the foregoing, the Purchased Assets shall include, but not be limited to, the following:

     (i) Tangible Personal Property. All machinery, equipment, tools, leasehold improvements (except those leasehold improvements pertaining to any leased real properties where the Buyer is not assuming the lease obligations pertaining to such leased real properties), construction in progress, containers, furniture and fixtures, trucks, automobiles, vehicles, trailers, containers, calibrating and measuring equipment, purchased parts, computer equipment, computer software and any other fixed assets owned by the Company (collectively, the “Equipment”), as more particularly described on Schedule 2(a)(i) attached hereto;
     (ii) Inventory. All items of inventory of the Company (“Inventory”) as more particularly described on Schedule 2(a)(ii) attached hereto, provided, however, that Buyer’s purchase of inventory shall not include, and Schedule 2(a)(ii) shall not list, any items of inventory which are obsolete (which items of obsolete inventory the Company shall dispose of at its expense);
     (iii) Customer Accounts. All of the Company’s residential and commercial contract and non-contract customer accounts and customer contracts (the “Customer Contracts”), Customer Prepayments and other rights to provide services or products to the customers of the Company, as more particularly described on Schedule 2(a)(iii) attached hereto, all inquiries, proposals, offers or correspondence to Persons that the Company has had an interest in acquiring (that are legally permitted to be disclosed), also set forth in Schedule 2(a)(iii), all lists, records and correspondence pertaining to former customers of the Company who, prior to the Closing Date, terminated or had cancelled accounts and contracts with the Company, also set forth in Schedule 2(a)(iii), and all inquiries or correspondence from Persons received by the Company through the Closing Date from potential customers, also set forth in Schedule 2(a)(iii), all of which will be delivered at Closing; provided, however, the term “Customer Contracts”, as used in this Agreement, may not, at Buyer’s discretion, include those Customer Contracts which are not assignable by the Company to Buyer, unless Buyer’s decision not to include such Customer Contracts would cause the Company to suffer material harm;
     (iv) Deposits. All prepaid items of the Company including, without limitation, prepaid rentals, security deposits, advances, other deposits and prepayments by the Company relating to the operations of the Company as described on Schedule 2(a)(iv) attached hereto (the “Company Deposits”);
     (v) Receivables. All customer accounts receivables of the Company (the “Receivables”), as more particularly described on Schedule 2(a)(v), which Schedule 2(a)(v) shall also separately list, by customer, detailed information pertaining to those Receivables of the business transferred to the Buyer as of the Closing Date which are sixty (60) days or more outstanding from the date of billing as of the Closing Date;
     (vi) Leasehold Interests. All of the interest of and the rights and benefits accruing to the Company as lessee under any leases of Equipment;
     (vii) Proprietary Rights. All Intellectual Property of the Company; all of the proprietary rights of the Company; all licenses of Intellectual Property or other intangible property; computer software, source codes, object codes and other programming codes; telephone and facsimile numbers for the business (which shall also include the Nextel cell phone numbers of all of the Company’s employees, including the four (4) cell phone numbers assigned to those Nextel cell phones used by Ronald J. Fee Sr., Ronald J. Fee Jr., Eileen Triola and Bobby Triola); slogans; domain name rights; operating rights; all rights relating to the business of the Company; all goodwill developed through the use of such Intellectual Property and other proprietary rights; and all derivatives, modifications and enhancements to any of the foregoing (“Proprietary Rights”) as more particularly described on Schedule 2(a)(vii) attached hereto;
     (viii) Licenses and Permits. All permits, licenses, certificates of authority, franchises, accreditations, variances, exemptions, registrations and other authorizations issued or used in connection with the business of the Company (the “Permits”), to the extent assignable;
     (ix) Non-Competition Agreements. All of the Company’s rights to enforce non-competition or similar agreements against any current or prior employees of the Company who executed any such agreement, and any and all other benefits accruing to the Company under any such agreements; and
     (x) Books, Records and Other Assets. All data, files, books and records of the Company, including without limitation, customer lists and records, financial, accounting and credit records, correspondence, budgets, service and warranty records, equipment logs, operating guides and manuals, copies of personnel records for employees of the business hired by Buyer, all other similar documents and records, and the Company’s post office boxes.
     (b) Excluded Assets. The Purchased Assets shall exclude the following assets of the Company: (i) the Transaction Consideration (as defined in Section 2(c)) and other rights of the Company under this Agreement; (ii) the corporate minute books and stock records of the Company; (iii) any bank accounts or cash of the Company, (iv) any real estate or fixtures attached to the real estate, including, but not limited to, the sign in front of the building on 306 Beverly Court in Spring Hill, Florida and any phone or surveillance systems for any real estate, (v) the leased Lexis and the leased Cadillac, (vi) 2005 Dodge Ram Truck, (vii) Toyota Avalon, (viii) John Deere Mower, (ix) the data from the Quick Book System (the “Quick Book Data”) and (x) the assets listed in Schedule 2(b) attached hereto. The Company understands that Buyer has agreed to the Quick Book Data being an Excluded Asset based on representations from the Company that the Quick Book Data is not needed in the operation of the Company’s business after Closing nor needed for the preparation of any reports or returns that Buyer may need to prepare or file after Closing. In the event Buyer determines that it has a need to use or access the Quick Book Data for legitimate business purposes, the Company agrees to make such data available to Buyer upon reasonable notice.
     (c) Transaction Consideration. In consideration for the sale and delivery of the Purchased Assets and the business of the Company to Buyer, (i) Buyer will assume and pay the Assumed Liabilities (as defined in Section 2(f)); (ii) Buyer will pay to the Company (at the end of the ninety (90) day post Closing adjustment period set forth in Section 2(i)) an amount equal to one hundred percent (100%) of the value of the Receivables of the business transferred to the Buyer as of the Closing Date which are less than sixty (60) days outstanding from the date of billing as of the Closing Date, plus an additional amount equal to one hundred percent (100%) of the amount actually collected and received by Buyer, during the ninety (90) day period immediately following the Closing Date, from payments on those Receivables of the business transferred to the Buyer as of the Closing Date which are sixty (60) days or more outstanding from the date of billing as of the Closing Date (but zero percent (-0-%) of any amount actually collected and received by Buyer after such ninety (90) day period immediately following the Closing Date); (iii) Buyer will pay to the Company (at the end of the twenty (20) day “Inventory Settlement Period” set forth in Section 2(i) or on such earlier date after Closing that the Parties have mutually agreed to Inventory adjustments) the value of Inventory, which shall be valued at the Company’s historical cost, transferred as of the Closing which Buyer reasonably determines is not obsolete, past its due date or will be past its due date within 90 days of the Closing, and is reasonably likely to be used in the business after Closing; (iv) Buyer will pay to the Company Four Million Dollars ($4,000,000), payable in cash by commencement on the Closing Date of a wire transfer of immediately available funds to that account designated by the Company; and (v) Buyer will deliver to the Company, at Closing, a Subordinated Promissory Note, executed by Parent and payable to the Company in the original principal amount of One Million Two Hundred Thousand Dollars ($1,200,000) (the “Promissory Note”), which Promissory Note shall bear interest at a fixed rate of six percent (6%) per annum, with interest only payable semi-annually and with the entire principal balance paid in one lump sum on the third anniversary date of the Promissory Note, and such Promissory Note shall be substantially in the form attached to this Agreement as Exhibit D. All of the amounts paid or payable by the Buyer to the Company pursuant to this Section 2(c), or other commitments of the Buyer which benefit the Company as listed in this Section 2(c), are collectively herein referred to as the “Transaction Consideration.” The term “Purchase Price” shall mean and refer to the amount of Five Million Two Hundred Thousand Dollars ($5,200,000) in aggregate consideration being delivered to Company pursuant to Sections 2(c)(iv) and 2(c)(v) hereof. The Company shall pay to the Buyer, as part of the transfer of Purchased Assets: (1) an amount equal to the aggregate of all Customer Prepayments which shall be reimbursed to Buyer during the post Closing adjustment period as set forth in Section 2(i), including but not limited to reimbursement for that portion of annual payments made by the Company’s customers prior to the Closing Date which are properly allocated to termite and general household pest control services to be rendered to such customers on and after the Closing Date (based on a formula which allocates, on a customer by customer basis, 67% of such annual payment to the first quarterly service visit and 11% each to the other three quarterly service visits); and (2) an aggregate amount equal to the sum of the Company’s accrued wages payable, accrued vacation days payable, accounts payable and Indebtedness for Borrowed Money relating to Company’s business or any of its assets, but specifically not including the Assumed Vehicle Indebtedness being assumed by Buyer pursuant to Section 2(f) hereof (collectively, the “Unpaid Closing Liabilities”), to the extent any of the Unpaid Closing Liabilities have not been paid and satisfied in full on or before the Closing Date, which aggregate amount shall be reimbursed to the Buyer at the end of the ninety (90) day post Closing adjustment period set forth in Section 2(i).
     (d) Excluded Liabilities. Notwithstanding anything to the contrary set forth in this Agreement, the Parties hereto expressly agree that the Buyer shall not assume or otherwise become liable for any obligation or liability of the Company or relating to the business, the properties or any of the Purchased Assets, absolute or contingent, known or unknown, other than the Assumed Liabilities (such obligations or liabilities other than the Assumed Liabilities are hereinafter referred to as the “Excluded Liabilities”). Without limiting the foregoing, the Excluded Liabilities shall be deemed to include any liability or obligation of the Company (i) arising under this Agreement; (ii) relating to any default under any of the Assumed Liabilities to the extent such default existed at or prior to the Closing; (iii) incurred in connection with any breach of contract, breach of warranty, tort, violation of law, action, suit, or other legal or administrative proceedings or governmental investigation arising as a result of events occurring or facts or circumstances arising or existing on or prior to the Closing; (iv) for Taxes arising or accruing prior to the Closing, including (a) any Taxes arising as a result of the operation of the business, ownership of the Purchased Assets or use or occupancy of the properties of the Company on or prior to the Closing, (b) except for those documentary stamp taxes and vehicle sales taxes specifically assumed by the Buyer in this Agreement, any Taxes that will arise as a result of the sale of the business and Purchased Assets pursuant to this Agreement, and (c) any deferred Taxes of any nature; (v) under any contract that is not expressly an Assumed Liability or an Assumed Contract (as defined below), provided, however, that notwithstanding anything in this Agreement to the contrary, the Buyer expressly does not assume any liability for contract claims, customer damage claims or warranty claims under any Assumed Liability or Assumed Contract which pertain to the operation of the Company’s business prior to the Closing Date but which arise or are made known to Buyer on or after the Closing Date; (vi) with respect to any employee of the Company (whether arising before, on or after the Closing) relating to or arising out of, or in connection with their employment by the Company at any time including, without limitation, any payroll or salary, any employee benefit plan, deferred compensation plan, or any other plans or arrangements for the benefit of any employees of the Company including but not limited to unfunded pension liabilities, and accrued salary, payroll, vacation, and other accrued compensation and benefits owed to employees; (vii) any Indebtedness For Borrowed Money (except for the Assumed Vehicle Indebtedness, to the extent assumed pursuant to Section 2(f)(ii)); (viii) any and all expenses, costs, damages, liabilities, or obligations (including, without limitation, fees and expenses of counsel) incurred by, under or pursuant to any violation of Environmental Laws (as defined in Section 3(t)) or related to the Discharge (as defined in Section 3(t)), Handling (as defined in Section 3(t)), presence or clean up of Hazardous Substances (as defined in Section 3(t)) arising as a result of events occurring or facts or circumstances arising or existing on or prior to the Closing (whether or not in the Ordinary Course of Business and whether or not set forth on the Disclosure Schedule); (ix) all payables of the business outstanding or arising prior to Closing; (x) all obligations involving or related to the Excluded Assets; (xi) all Company Transaction Expenses and Change of Control Payments; and (xii) any contract or payment liabilities pertaining to any Company-owned cell phones, and related cell phone services, utilized by Ronald J. Fee Sr., Ronald J. Fee Jr., Eileen Triola and Bobby Triola.
     (e) Payment of Liabilities of Company. The Company shall be obligated to pay and discharge, all of the Excluded Liabilities; provided, however, nothing contained in this Section shall require Company to pay any liability or obligation before its due date other than indebtedness secured by a Lien on the Purchased Assets, and which obligations shall be paid and satisfied at Closing so that the Purchased Assets that are subject to any Liens shall be conveyed to Buyer free and clear of any and all Liens as of the Closing.

     (f) Assumption of Obligations. At the Closing, Buyer shall only assume (i) those obligations and liabilities of Company under those Contracts (as defined in Section 3(n)) expressly assumed by the Buyer and solely with respect to obligations which arise by their terms on and after the Closing Date and are specifically set forth on Schedule 2(f)(1), including, but not limited to, all contracts with commercial or individual customers which are not in default, the postage meter lease and Nextel phone contracts on Company-owned cell phones other than those utilized by Ronald J. Fee, Sr., Ronald J. Fee, Jr., Eileen Triola and Bobby Triola (the “Assumed Contracts”); (ii) any sales taxes arising from the transfer of any Company-owned vehicles to the Buyer (the “Vehicle Sales Taxes”); and (iii) that certain indebtedness pertaining to those vehicles described on, and in the amounts set forth on, Schedule 2(f)(2) (the “Assumed Vehicle Indebtedness”), provided, however, Buyer expressly does not assume any indebtedness pertaining to any vehicle described on Schedule 2(f)(2) to the extent such indebtedness is in excess of the equity value of such vehicle, and the amount of such excess indebtedness shall be paid by Company to Buyer promptly after written notice from Buyer that, based on equity values of such vehicles as of the Closing Date, such excess indebtedness exists with respect to one or more of such vehicles (the Assumed Contracts, the Vehicle Sales Taxes and Assumed Vehicle Indebtedness are together herein referred to as the “Assumed Liabilities”).
     (g) Collection of Accounts Receivable. After the Closing, Company shall provide to the Buyer reasonable assistance and cooperation to collect any Receivables. To the extent Company receives payment on any such Receivables it shall promptly remit such amount to the Buyer in the form received with any necessary endorsement. The Company shall not take any action in connection with the collection of Receivables that interferes with the conduct of Buyer’s business or adversely affects the relationship with any customers of the Buyer.
     (h) Proration of Certain Items. With respect to certain expenses incurred in the operation of the business, the following prorations shall be made:
     (i) Operating Expenses. Company shall continue to be responsible for all costs and expenses attributable to the operation of the business or the ownership of the Purchased Assets up to the Closing Date, and the Buyer shall become responsible for all costs and expenses attributable to the ownership of the Purchased Assets and conduct of the business as conducted by Buyer from and after the Closing Date, provided, however, that with respect to those employees of the Company being hired by Buyer on and after the Closing Date, the Company shall pay the employer portion of any health insurance benefits for such employees for the month of April 2006, and Buyer shall reimburse the Company in the amount of such payment as a post Closing adjustment made pursuant to Section 2(i) hereof (such employees shall continue to be responsible, before and after the Closing, for paying the “employee portion” of such benefits).
     (ii) Taxes. Personal ad valorem property taxes shall be apportioned as of the Closing Date, based on current tax bills if available; and if not available, based on the most recent tax bills available with appropriate subsequent adjustment among the Parties when bills for the current year are received. Notwithstanding the foregoing, the Buyer shall pay the first $4,200 in documentary stamp taxes due the State of Florida as a result of the execution and delivery of the Promissory Note, and the Company shall pay any excess over $4,200, and the Buyer shall pay all sales taxes due on the transfer of any vehicles to the Buyer.
     (iii) Utilities. In the event the Buyer decides to make use of the Company’s facilities, utilities, water and sewer charges shall be paid directly to the applicable utility by Company and Buyer based on meter readings as of the Closing Date and at the prevailing rates, if possible; otherwise such charges shall be apportioned based on the number of days occurring before and after the Closing Date during the billing period for each such charge with appropriate subsequent adjustment among the Parties when bills are received.
     (iv) Real and Personal Property Leases. The next payment due to lessors after the Closing Date with respect to any leased real estate, vehicles or Equipment that are assigned to and assumed by Buyer shall be apportioned between Company and Buyer based on the time in such period before and after the Closing Date.
     (v) Deposits. Any Company Deposits which can be assigned to Buyer will be so assigned and Buyer will pay Company the full amount thereof, subject to claims by the particular utility or lessor for damages and other costs, expenses and charges accrued or resulting from actions occurring prior to the Closing Date.
     (vi) Unearned Vacation Liability at Next Anniversary Date. The Company has a contingent obligation to provide additional vacation days at the employment anniversary date for its employees. As to those employees being hired by the Buyer, the Parties agree to preserve such Company benefits, through the first employment anniversary date following the Closing, by having the Buyer provide such additional vacation days on a one time basis (i.e., through the first such anniversary date following Closing), but with the Company reimbursing the Buyer for the prorated value of such contingent additional vacation days as to that period of time for each employee measured from the last employment anniversary date of each such employee through the Closing Date.
     Appropriate cash payments by Company or Buyer, as the case may require, shall be made from time to time, as soon as practicable after the facts giving rise to the obligation for such payments are known, to give effect to the prorations required by this Section. The obligations imposed by this Section shall survive until all prorations are finally determined to be acceptable to the Parties.
     (i) Post Closing Adjustments. During that period which commences on the Closing Date and ends on that day which is twenty (20) days from the Closing Date (the “Inventory Settlement Period”), the Parties shall mutually agree on any adjustments as of the Closing Date to the Inventory and, after such adjustments are mutually agreed to, the Buyer shall make the payment for Inventory required under Section 2(c)(iii) hereof. In order to complete any adjustments to the Inventory by the end of the Inventory Settlement Period, the Company agrees to deliver to Buyer at Closing or promptly thereafter, all current invoices for current on hand inventory, current count on hand by item, and vendor detail information, which invoices, counts and other vendor information is necessary for Buyer to compare the Company’s pre-close

Inventory count to Buyer’s post-close Inventory count. As of that date which is ninety (90) days after the Closing Date, the Parties shall mutually agree on any adjustments as of the Closing Date to (i) the Receivables, (ii) Customer Prepayments, (iii) Unpaid Closing Liabilities, and (iv) any other adjustments related to the items contained in Section 2(h), and no later than fifteen (15) days thereafter the Parties shall mutually prepare and execute a statement (the “Settlement Statement”) setting forth any adjustments to the foregoing. Within five (5) days after completion of the Settlement Statement, Buyer shall remit to the Company, in immediately available funds, the balance of the consideration, or in the event of any overpayment of the consideration by Buyer, the Company shall reimburse Buyer in the amount of such overpayment as follows: (A) if the amount of such overpayment obligation is $500,000 or less, the Company shall deliver cash to Buyer in the full amount of such overpayment obligation; (B) if the amount of such overpayment obligation is greater than $500,000 but less than that amount equal to $500,000 plus the unpaid balance of the Promissory Note, the Company shall deliver cash to Buyer in the amount of $500,000, with any balance of such overpayment obligation satisfied through an offset against the unpaid balance owed by Parent to Company under the Promissory Note; or (C) if the amount of such overpayment obligation is greater than that amount equal to $500,000 plus the unpaid balance of the Promissory Note, the overpayment reimbursements required under subsection (B) above shall first be made, with any overpayment obligations still remaining unsatisfied then reimbursed by Company to Buyer through the delivery by Company to Buyer of that amount of additional cash necessary to pay in full such overpayment obligations. Within five (5) days after completion of the Settlement Statement, the Parties shall prepare (or, if already prepared and agreed to, shall amend) an allocation of the purchase price pursuant to Section 2(j) hereof (or, if already prepared and agreed to, to make such allocation consistent with such adjustments). Each party hereto shall pay its own costs and expenses incurred in connection with the Settlement Statement.
     (j) Allocation of Purchase Price. The Parties hereto acknowledge and agree that the transactions contemplated by this Agreement shall be treated for tax purposes as a taxable transaction under the Code. The Parties agree that the allocation of the Purchase Price shall be mutually determined by the Parties and shall be allocated among the assets and the Restrictive Covenants (set forth in Section 6(c)) in a manner consistent with the requirements set forth in Section 1060 of the Code and the Treasury regulations promulgated thereunder. Such allocation will be binding on the Parties for federal income tax purposes, and will be consistently reflected by each Party on their respective federal income tax returns. The Parties agree to prepare and timely file all applicable Internal Revenue Service forms reflecting such allocation, and to furnish each other with a copy of such forms upon request.
     (k) Assignment of Contracts. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an assignment of any claim, contract, license, franchise, lease, commitment, sales order, sales contract, supply contract, service agreement, purchase order or purchase commitment if an attempted assignment thereof, without the consent of a third party thereto (other than the Company), would constitute a breach thereof or in any way adversely affect the rights of Buyer thereunder. If such consent is not obtained, the Company shall cooperate with the Buyer to the extent necessary to provide for Buyer the benefits under such claim, contract, license, franchise, lease, commitment, sales order, sales contract, supply contract, service agreement, purchase order or purchase commitment, including enforcement for the benefit of Buyer of any and all rights of the Company against a third party thereto arising out of the breach or cancellation by such third party or otherwise; provided, however, that the Company’s obligation to cooperate shall not impose on the Company any obligation to take any actions which would result in a material violation by the Company of any of the foregoing agreements.
     (l) No Expansion of Third Party Rights. The assumption by Buyer of the Assumed Liabilities, and the transfer thereof by the Company, shall in no way expand the rights or remedies of any third party against the Buyer as compared to the rights and remedies which such third party would have had against the Company had the Buyer not assumed such liabilities. Without limiting the generality of the preceding sentence, the assumption by Buyer of the Assumed Liabilities shall not create any third party beneficiary rights.
     (m) The Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Franklin & Company, L.L.C. in Spring Hill, Florida, as soon after all closing conditions set forth in Section 7 hereof (other than those to be satisfied at the Closing or post-Closing) have been satisfied or been waived in writing but in no event shall the Closing occur later than March 31, 2006 or, in the event of unforeseen circumstances which result in the delay of the Closing, no later than by April 7, 2006. The date of the Closing is herein referred to as the “Closing Date.” The Company shall deliver to the Buyer a Bill of Sale and the Assignment and Assumption of Contracts in the forms attached hereto as Exhibit B and Exhibit C, respectively, and such other deeds, bills of sale, endorsements, assignments, releases and other instruments, in such form as is satisfactory to the Buyer and as shall be sufficient to vest in the Buyer good and marketable title to the Purchased Assets free and clear of all Liens and shall deliver to the Buyer immediate possession of the Purchased Assets.
     (n) Successor Liability. The transaction contemplated by this Agreement is a purchase and sale of assets and not a de facto merger of the Company and Buyer. Buyer is not a successor in interest to Company, and neither the Company nor any owner, manager or officer of Company shall have any participation in the ownership of Buyer following the Closing Date. Except as specifically set forth in this Agreement, Company and Buyer agree that Buyer shall not assume or become liable for any of the Company’s debts, liabilities, or obligations of any kind existing as of the Closing Date or thereafter incurred by Company, whether known or unknown, absolute or contingent, mature or unmatured, liquidated or unliquidated, or accrued or threatened, including, without limitation, any accounts payable of the Company related to the business of the Company or otherwise, other than the Assumed Liabilities.
3.   Representations and Warranties Relating to the Company. The Company hereby represents and warrants to the Buyer that the statements contained in this Section 3 are true and correct as of the date of this Agreement, except as set forth in the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”).
     (a) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, shall (i) violate any provision of the Company’s articles of incorporation or other governing documents or to Company’s knowledge violate any statute, regulation, rule, injunction, judgment, order, decree, approval, exemption, variance or ruling of any Governmental Authority to which the Company is subject or (ii) except as set forth on Section 3(a) of the Disclosure Schedule conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, permit or instrument to which the Company is a party or by which the Company is bound or to which any of its assets are subject. Except as set forth on Section 3(a) of the Disclosure Schedule, the Company is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority or third party in order for the Company to consummate the transactions contemplated by this Agreement.
     (b) Corporate Status. The Company is a Florida corporation, duly organized, validly existing and of active status under the laws of the State of Florida. The Company has full power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company is not qualified to transact business in any other jurisdiction, and to the Company’s knowledge the nature of the Company’s properties and the conduct of its business does not require such qualification. To the Company’s knowledge the Company has fully complied with all of the requirements of any statute governing the use and registration of fictitious names, and has the legal right to use the names under which it operates its business. There is no pending or to the Company’s knowledge threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of the Company.
     (c) Good Title to and Condition of Purchased Assets.
     (i) Except as set forth on Section 3(c) of the Disclosure Schedule, the Company has good and marketable title to all of the Purchased Assets with full power to sell, transfer and assign the same, free and clear of any Liens or restrictions on use and by delivery of the Bill of Sale and Assignment as contemplated by Section 2 the Company will deliver to the Buyer title to the Purchased Assets free and clear of any Liens. The Company covenants and agrees that it will warrant and defend the property hereby sold to the Buyer, its successors and assigns, against the lawful claims, demands and charges of all Persons whomsoever.
     (ii) The Purchased Assets currently in use or necessary for the business and operations of the Company are in good operating condition, normal wear and tear excepted, and have been maintained in substantial compliance with all applicable manufacturer’s specifications and warranties.
     (d) Power and Authority. The Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Company has taken all action necessary to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.
     (e) Enforceability. This Agreement has been duly executed and delivered by the Company and constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

     (f) Absence of Subsidiaries. The Company has no Subsidiaries.
     (g) Financial Statements. The Company has attached hereto as Section 3(g) of the Disclosure Schedule, the following financial statements (collectively the “Financial Statements”): (i) the Company’s consolidated unaudited balance sheet and statements of income for the year ended December 31, 2005 (the “Most Recent Fiscal Year End”) and (ii) the Company’s consolidated unaudited balance sheet and statements of income for the period beginning January 1, 2005 and ending December 31, 2005 (and for the interim periods thereof) (the “Most Recent Financial Statements”). Except as otherwise set forth on Section 3(g) of the Disclosure Schedule, the Financial Statements have been prepared in accordance with Consistently Applied accounting principles throughout the periods covered thereby and present fairly in all material respects the financial condition of the Company and its assets and liabilities as of such dates and the results of operations of the Company for such periods; provided, that, the Most Recent Financial Statements are subject to normal year-end adjustments (which in the aggregate are not material). Except as otherwise set forth on Section 3(g) of the Disclosure Schedule, there are no extraordinary or material non-recurring items of income or expense (subject to fluctuations in the Ordinary Course of Business) that have occurred during the periods covered by the Financial Statements and the balance sheets included in the Financial Statements do not reflect any write-up or revaluation increasing the book value of any assets, except as specifically disclosed in the notes thereto and has occurred pursuant to allocations established in connection with any prior purchases of pest, termite and lawn care businesses by the Company. For purposes of the Consistently Applied accounting principles of the Company, except as otherwise set forth on Section 3(g) of the Disclosure Schedule, the Company recognizes revenues at the time it bills the customer rather than when the services are rendered.
     (h) Absence of Certain Developments. Except as otherwise contemplated by this Agreement or as set forth in Section 3(h) of the Disclosure Schedule, since the Most Recent Financial Statements, the Company has been operated in the Ordinary Course of Business and the Company has not:
     (i) borrowed any material amount or incurred any material liabilities affecting the Purchased Assets;
     (ii) mortgaged, pledged or subjected to any Lien, any Purchased Assets, except for Permitted Liens;
     (iii) sold, assigned, transferred or to the Company’s knowledge permitted the lapse of any right relating to any of the Purchased Assets;
     (iv) made any capital expenditures or commitments therefor in excess of $25,000 in the aggregate or failed to make any material budgeted capital expense concerning the Purchased Assets;
     (v) suffered any theft, damage, destruction or casualty loss to the Purchased Assets in excess of $5,000 not covered by insurance;
     (vi) granted any increase in the salaries, compensation or benefits of any of its employees except increases in the Ordinary Course of Business;

     (vii) acquired any capital stock, equity interests or assets of any Person except assets acquired in the Ordinary Course of Business;
     (viii) made any change in its accounting principles or Tax elections, written up or written down any inventory (except in the Ordinary Course of Business), or materially increased or decreased any accounting reserves, except as set forth in Section 3(h) of the Disclosure Schedule;
     (ix) amended the articles of incorporation, bylaws, or other similar organizational documents of the Company;
     (x) adopted a plan of complete or partial liquidation or authorized any liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other similar transaction;
     (xi) entered into any lease of personal property or any renewals of the existing leases that are being assumed by Buyer involving a term of more than one year or rental obligation exceeding $10,000 per year in any single case, or exceeding $25,000 per year in the aggregate in all such cases, outside the Ordinary Course of Business;
     (xii) taken any action or failed to take any action that results in the creation of any Lien over the Purchased Assets;
     (xiii) waived, released or canceled any material claims against any customers; or
     (xiv) experienced any current customer warranty claims in excess of $500, other than as scheduled herein.
     (i) Liens. Except as disclosed in Section 3(i) of the Disclosure Schedule, the Company does not have any outstanding indebtedness which is secured by a Lien on the Purchased Assets.
     (j) Legal Compliance. To the Company’s knowledge the Company is in compliance with all statutes, laws, ordinances, rules, orders and regulations of Governmental Authorities applicable to it, its business and operations (as conducted by it now and in the past), the Purchased Assets, and the Leased Real Properties (as defined in Section 3(l)). Except as set forth on Section 3(j) of the Disclosure Schedule, since January 1, 2004, the Company has not received any written communication from any Governmental Authority that alleges that the Company is not in compliance with any federal, state or local laws, rules or regulations.
     (k) Tax Matters.
     (i) The Company has filed all Tax Returns required to be filed by it and has paid all Taxes shown as due on such Tax Returns. To the Company’s knowledge all such Tax Returns are true and correct in all material respects. The Company has provided to the Buyer true and correct copies of the federal Tax Returns filed to date of Closing. The Company is not delinquent in the payment of any applicable Taxes.

     (ii) To the Company’s knowledge no Tax Return of the Company is under audit or examination by any taxing authority, and no written notice of an audit or examination has been received by the Company.
     (iii) To the Company’s knowledge the Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
     (l) Real Properties. The Company does not own any real property nor has ever owned any real property, except as described on Section 3(l) of the Disclosure Schedule. Section 3(l) of the Disclosure Schedule sets forth the address of each parcel of real property leased by the Company (collectively, the “Leased Real Properties”), and a list of all leases for such Leased Real Properties. A copy of each such lease has been made available to Buyer. Except as set forth on Section 3(l) of the Disclosure Schedule, with respect to each of the Leased Real Properties leases:
     A. To the Company’s knowledge neither the Company nor any other party to such lease is in material breach or default under such lease;
     B. the Company enjoys peaceful and undisturbed possession of the Leased Real Properties, and the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Properties or any portion thereof; and
     C. the Company has not collaterally assigned or granted any other Lien in such lease or any interest therein other than to its secured lenders listed on Section 3(i) of the Disclosure Schedule.
     (m) Intellectual Property. Section 3(m)(i) of the Disclosure Schedule identifies: (A) each patent, trademark or copyright registration that has been issued to the Company with respect to any of the Intellectual Property; (B) each pending patent, trademark or copyright application which the Company has made with respect to any of the Intellectual Property; (C) each material license or agreement, that the Company has granted to any third party with respect to any of the Intellectual Property; and (D) each material trade name, registered trademark, and service mark owned by the Company. Copies of all such patents, copyrights, and trademark registrations and applications, licenses and agreements (as amended to date) have been made available to Buyer. Except as set forth on Section 3(m)(ii) of the Disclosure Schedule, with respect to each item of Intellectual Property required to be identified in Section 3(m)(i) of the Disclosure Schedule: (A) the item is not subject to any outstanding injunction, judgment, order, decree or ruling prohibiting the Company’s use thereof; and (B) no action, suit or proceeding is pending which challenges the legality, validity, enforceability, use, or ownership of the item. Section 3(m)(iii) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Company uses pursuant to a written license or agreement. Copies of all such material licenses and agreements (as amended to date) have been made available to Buyer. With respect to each such item of Intellectual Property required to be identified in Section 3(m)(i) of the Disclosure Schedule, to Company’s knowledge: (A) the license or agreement covering the item is legal, valid, binding, enforceable against the Company, and in full force and effect; and (B) the Company is not in breach or default of such license or agreement; and (C) the Company has not granted any sublicense or similar right with respect to the license or agreement and to Company’s knowledge the Intellectual Property owned by the Company and the business methods and operations of the Company as in effect prior to Closing do not violate, breach or infringe the patent, trademark, copyright or other intellectual property rights of any other Person.
     (n) Contracts. Section 3(n) of the Disclosure Schedule lists the following agreements to which the Company is a party:
     (i) any agreement for the lease of Equipment or other personal property to or from any Person and all Leased Real Properties leases;
     (ii) any agreement creating a partnership or joint venture;
     (iii) any agreement under which it has created a Lien on any of the Purchased Assets;
     (iv) any agreement with any manager, officer or director of the Company or any shareholder of the Company (or any Affiliate thereof);
     (v) any employment agreement which contains a non-compete;
     (vi) any agreement with any customer or Supplier that are expected to represent in excess of $10,000 of the Company’s revenues or expenses for fiscal year 2005 or any annual period thereafter; and
     (vii) any other agreement which involves consideration or benefits in excess of $10,000 or which is otherwise material to the Company.
     A copy of each written agreement required to be listed in Section 3(n) of the Disclosure Schedule (and all amendments and modifications thereto) has been made available to Buyer (as well as written descriptions of each oral agreement). With respect to each such agreement: (A) to Company’s knowledge the agreement is legal, valid, binding, enforceable and in full force and effect; (B) to the Company’s knowledge the Company is not, and the other party is not, in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default, or permit termination, material modification, or acceleration, under the agreement; (C) no party has repudiated in writing any material provision of the agreement; (D) no amendment or waiver has been made since December 31, 2004 and no amendment or waiver is currently being proposed by any party thereto; and (E) the Company is not aware of any pending or threatened contract claims, customer damage claims or warranty claims under any contract which is an Assumed Liability or Assumed Contract, except as expressly disclosed in detail on Schedule 2(f)(1) and Schedule 3(n) of the Disclosure Schedule.
     (o) Insurance and Risk of Loss . The Company has in place policies of insurance insuring the business and the Purchased Assets (the “Insurance Policies”). Section 3(o) of the Disclosure Schedule provides a detailed description of each pending claim under any of the Insurance Policies and any claims filed after January 1, 2003 which has been resolved. The

Company shall assume all risk of loss of, damage to, or destruction of the business and Purchased Assets occurring prior to Closing. On and after the Closing Date, the Company’s Insurance Policies in effect at the Closing Date will continue to provide insurance coverage on behalf of the Company with respect to any contract claims, customer damage claims or warranty claims which pertain to the operation of the Company’s business prior to the Closing Date, including but not limited to any such claims arising on and after the Closing Date which pertain to any of the Assumed Contracts, and, in the event any of such Insurance Policies are renewed after the Closing Date, the Company shall cause the Buyer to be added to such renewed Insurance Policies as a “loss payee.”
     (p) Litigation. Section 3(p) of the Disclosure Schedule sets forth each instance in which the Company (i) is subject to any outstanding injunction, judgment, order, decree or ruling or (ii) is a party or, to the Company’s knowledge, has been threatened to be made a party, to any action, suit, proceeding, hearing or investigation of, in or before any Governmental Authority.
     (q) Employees. Section 3 (q) of the Disclosure Schedule sets forth the name, address, social security number and current rate of compensation of the employees of the Company (“Employees”). Except as set forth in Section 3(q) of the Disclosure Schedule, there is no accrued and unpaid vacation pay or other benefits for any employee. The Company is not a party to or bound by any collective bargaining agreement or any other agreement with a labor union, and to the Company’s knowledge there has been no effort by any labor union during the 24 months prior to the date hereof to organize any employees of the Company into one or more collective bargaining units. There is no pending or, to the Company’s knowledge, threatened, labor dispute, strike or work stoppage which affects or which may affect the business of the Company or which may interfere with its continued operations. To the Company’s knowledge there is no pending or threatened, charge or complaint against the Company by or with the National Labor Relations Board or any representative thereof. To the Company’s knowledge no key employee or group of employees has any plans to terminate his, her or their employment with the Company as a result of the transactions contemplated hereby. Section 3(n) of the Disclosure Schedule also identifies each employee of the Company that has a non-compete agreement. Each employee non-compete agreement is assignable and is being assigned to Buyer.
     (r) Employee Benefits. The Company shall be responsible for paying and shall pay all employees of the Company all compensation and benefits arising or accruing prior to Closing including, without limitation, vacation pay, overtime pay, retirement benefits, salaries, commissions, bonuses and benefits under all Employee Pension Benefit Plans, Employee Welfare Benefit Plans and all other employee benefits, fringe benefit plans and programs maintained or contributed to by the Company, or any ERISA Affiliate with respect to current or former employees of the Company and all severance and Change of Control Payments.
     (s) Environmental Matters.
     (i) To the Company’s knowledge, the Company is and has at all times been in compliance in all material respects with all Environmental Laws (as defined below) governing its business, operations, properties and assets, including, without limitation: (i) all requirements relating to the Discharge (as defined below) and Handling (as defined below) of Hazardous Substances (as defined below); (ii) to Company’s knowledge all requirements relating to notice, record keeping and reporting; (iii) to Company’s knowledge all requirements relating to obtaining and maintaining Licenses (as defined below) for the ownership of its properties and assets and the operation of its business as presently conducted, including Licenses relating to the Handling and Discharge of Hazardous Substances; and (iv) to Company’s knowledge all applicable writs, orders, judgments, injunctions, governmental communications, decrees, informational requests or demands issued pursuant to, or arising under, any Environmental Laws (as defined below).
     (ii) There are no (and to Company’s knowledge there is no basis for any) non-compliance orders, warning letters, notices of violation (collectively “Notices”), claims, suits, actions, judgments, penalties, fines, or administrative or judicial investigations or proceedings (collectively “Proceedings”) pending or to Company’s knowledge threatened against or involving the Company, or its business, operations, properties or assets, issued by any Governmental Authority or third party with respect to any Environmental Laws or Licenses issued to the Company thereunder in connection with, related to or arising out of the ownership by the Company of its properties or assets or the operation of its business, which have not been resolved to the satisfaction of the issuing Governmental Authority or third party in a manner that would not impose any material obligation, burden or continuing material liability on the Buyer, the Purchased Assets, or the Company in the event that the transactions contemplated by this Agreement are consummated, or which could have a Material Adverse Effect on the Company, the Purchased Assets, or the Buyer, including, without limitation: (i) Notices or Proceedings related to the Company being a potentially responsible party for a federal or state environmental cleanup site or for corrective action under any applicable Environmental Laws; (ii) Notices or Proceedings relating to the Company being responsible to undertake any response or remedial actions or clean-up actions of any kind; or (iii) Notices or Proceedings related to the Company being liable under any Environmental Laws for personal injury, property damage, natural resource damage, or clean up obligations.
     (iii) The Company has not Handled or Discharged, nor has it allowed or arranged for any third party to Handle or Discharge, Hazardous Substances to, at or upon: (i) any location other than a site lawfully permitted to receive such Hazardous Substances; (ii) any real property currently or previously owned or leased by the Company (other than in the Ordinary Course of Business in compliance in all material respects with applicable Environmental Laws); or (iii) to the Company’s knowledge any site which, pursuant to any Environmental Laws, (x) has been placed on the National Priorities List or its state equivalent, or (y) the Environmental Protection Agency or the relevant state agency or other Governmental Authority has notified the Company that such Governmental Authority has proposed or is proposing to place on the National Priorities List or its state equivalent. To the Company’s knowledge there has not occurred, nor is there presently occurring, a Discharge, or threatened Discharge, of any Hazardous Substance on, into or beneath the surface of, or adjacent to, any real properties currently or previously owned or leased by the Company in an amount requiring a notice or report to be made to a Governmental Authority or in violation of any applicable Environmental Laws.

     (iv) Section 3(s) of the Disclosure Schedule identifies the operations and activities, and locations thereof, which have been conducted or are being conducted by the Company on any real properties currently or previously owned or leased by the Company which involves the Handling or Discharge of Hazardous Substances.
     (v) The Company does not use, nor has it used, any Aboveground Storage Tanks (as defined below) or Underground Storage Tanks (as defined below), and there are not now nor to Company’s knowledge have there ever been any Underground Storage Tanks beneath any real properties currently or previously owned or leased by the Company that are required to be registered under applicable Environmental Laws.
     (vi) Section 3(s) of the Disclosure Schedule identifies (i) all environmental audits, assessments or occupational health studies undertaken by the Company or its agents or undertaken by any Governmental Authority, or any third party, relating to or to the Company’s knowledge affecting the Company or any real properties currently or previously owned or leased by the Company; (ii) the results of any ground, water, soil, air or asbestos monitoring undertaken by the Company or its agents or to the Company’s knowledge undertaken by any Governmental Authority or any third party, relating to or affecting the Company or any real properties currently or previously owned or leased by the Company which indicate the presence of Hazardous Substances at levels requiring a notice or report to be made to a Governmental Authority or in violation of any applicable Environmental Laws; (iii) all material written communications between the Company and any Governmental Authority arising under or related to Environmental Laws; and (iv) all outstanding citations issued under OSHA, or similar state or local statutes, laws, ordinances, codes, rules, regulations, orders, rulings, or decrees, relating to or to the Company’s knowledge affecting either the Company or any real properties currently or previously owned or leased by the Company.
     (vii) For purposes of this Section 3(s), the following terms shall have the meanings ascribed to them below:
     “Aboveground Storage Tank” shall have the meaning ascribed to such term in Section 6901 et seq., as amended, of RCRA (as defined in this clause (vii)), or any law governing Aboveground Storage Tanks.
     “Discharge” means any manner of spilling, leaking, dumping, discharging, releasing or emitting, as any of such terms may further be defined in any Environmental Law, into any medium including, without limitation, ground water, surface water, soil or air.
     “Environmental Laws” means all federal, state, regional or local statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings, and changes or ordinances or judicial or administrative interpretations thereof, or similar laws of foreign jurisdictions where the Company conducts business, currently in existence any of which govern or relate to pollution, protection of the environment, public health and safety, air emissions, water discharges, hazardous or toxic substances, solid or hazardous waste or occupational health and safety, as any of these terms are or may be defined in such statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings and ordinances, or judicial or administrative interpretations thereof, including, without limitation: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C. §9601, et seq. (collectively “CERCLA”); the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §6901 et seq. (collectively “RCRA”); the Hazardous Materials Transportation Act, as amended, 49 U.S.C. §1801, et seq.; the Clean Water Act, as amended, 33 U.S.C. §1311, et seq.; the Clean Air Act, as amended (42 U.S.C. §7401-7642); the Toxic Substances Control Act, as amended, 15 U.S.C. §2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as amended, 7 U.S.C. §136-136y (“FIFRA”); the Emergency Planning and Community Right-to-Know Act of 1986 as amended, 42 U.S.C. §11001, et seq. (Title III of SARA) (“EPCRA”); and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §651, et seq. (“OSHA”); Chapters 115, 168.
     “Handle” means any manner of generating, accumulating, storing, treating, disposing of, transporting, transferring, labeling, handling, manufacturing or using, as any of such terms may further be defined in any Environmental Law, of any Hazardous Substances or Waste.
     “Hazardous Substances” shall be construed broadly to include any toxic or hazardous substance, material, or waste, and any other contaminant, pollutant or constituent thereof, whether liquid, solid, semi-solid, sludge and/or gaseous, including without limitation, chemicals, compounds, by-products, pesticides, asbestos containing materials, petroleum or petroleum products, and polychlorinated biphenyls, the presence of which requires investigation or remediation under any Environmental Laws or which are or become regulated, listed or controlled by, under or pursuant to any Environmental Laws, including, without limitation, RCRA, CERCLA, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Clean Air Act, the Clean Water Act, FIFRA, EPCRA and OSHA, or any similar state statute, or any future amendments to, or regulations implementing such statutes, laws, ordinances, codes, rules, regulations, orders, rulings, or decrees, or which has been or shall be determined or interpreted at any time by any Governmental Authority to be a hazardous or toxic substance regulated under any other statute, law, regulation, code, rule, order, or decree.
     “License” means all certificates, permits, approvals and restrictions.
     “Underground Storage Tank” shall have the meaning ascribed to such term in Section 6901 et seq., as amended, of RCRA, or any applicable state or local statute, law, ordinance, code, rule, regulation, order ruling, or decree governing Underground Storage Tanks.
     “Waste” shall be construed broadly to include agricultural wastes, biomedical wastes, biological wastes, bulky wastes, construction and demolition debris, garbage, household waste, industrial solid wastes, liquid wastes, recyclable materials, sludge solid wastes, special wastes, used oils, white goods and yard trash as these are defined by any other statute law, regulation, order, code, sale or decree.
     (t) Company Permits. To the Company’s knowledge, the Company holds all Permits of all Governmental Authorities necessary for the lawful conduct for its businesses and operations, including with respect to the operation of each of the Leased Real Properties, and

Section 3(t) of the Disclosure Schedule contains a true and complete list of all such Permits. To the Company’s knowledge, the Company is in compliance in all material respects with the respective requirements thereof and no proceeding is pending or to the Company’s knowledge threatened to revoke or amend any Permit.
     (u) Accounts Receivable; Inventory; Returns.
     (i) Set forth on Schedule 2(a)(v) is a list of all Receivables of the Company. All Receivables are valid and legally binding, and arose in the Ordinary Course of Business from bona fide transactions. Except as set forth in Section 3(u)(i) of the Disclosure Schedule, all Receivables are current and are expected to be collected within ninety (90) days of the date of billing without setoff or counter claim.
     (ii) Set forth in Section 2(a)(ii) of the Disclosure Schedule is a list of all Inventory of the Company. All Inventory is usable and saleable in the Ordinary Course of Business. Except as set forth in Section 2(a)(ii) of the Disclosure Schedule, the Inventory, taken as a whole, is valued on the Company’s books of account in accordance with the Consistently Applied accounting principles at the Company’s historical cost.
     (iii) The Company has delivered to the Buyer a complete and accurate written summary of the rights of the Company to return products to each of the Suppliers (as defined in Section 3(w)(i)), including all price protection rights and limitations on returns (the “Return Policies”). None of the Return Policies have been amended or repudiated since December 31, 2004. To the Company’s knowledge, no Supplier intends to amend or repudiate its Return Policy. The Company’s rights under each Return Policy will not be affected by the transactions contemplated hereby.
     (v) Books and Records. The files, data, books and records of the Company relating to the business and Purchased Assets, as previously made available to Buyer and its representatives, are accurate in all material respects.
     (w) Customers and Suppliers.
     (i) Section 3(w)(i) of the Disclosure Schedule sets forth a true, accurate and complete list:
     A. of the thirty (30) largest commercial customers and the thirty (30) largest residential customers of the Company in terms of revenue earned during the most recently completed fiscal year and the portion of the current fiscal year prior to the date of this Agreement (collectively, the “Significant Customers”), showing the total revenue earned in each such period from each such customer; and
     B. of the suppliers of the Company in terms of purchases during the most recently completed fiscal year and the portion of current fiscal year prior to the date of this Agreement (collectively, the “Suppliers”).

     (ii) Since December 31, 2004, except as set forth on Section 3(w)(ii) of the Disclosure Schedule, there has not been any material dispute between the Company and any Significant Customer or Supplier, and, no Significant Customer or Supplier has indicated to the Company that such Significant Customer or Supplier intends to materially reduce its purchases from, or sales to, or to otherwise materially reduce its business relationship with, the Company.
     (iii) The Company has kept its customer lists and customer agreements confidential and has not provided the customer lists and customer agreements to any Person outside the Company other than to the Company’s auditors, attorneys and lenders.
     (x) Pest Treatment. To Company’s knowledge the Company is in compliance with all statutes, laws, ordinances, rules, orders and regulations of all Governmental Authorities and manufacturer treatments and protocols applicable to it, its business and operations as conducted by it now) relating to the pest control and termite control segment of the business and, except as set forth in Section 3(x) of the Disclosure Schedule, there are no claims pending under any of the Company’s pest control and/or termite warranties or guarantees, nor has the Company received notice of any such claims and to the Company’s knowledge, no such claims are threatened. Except as set forth on Section 3(x) of the Disclosure Schedule, since January 1, 2004, the Company has not received any written communication from any Governmental Authority or manufacturer that alleges that the Company is not in compliance with any applicable statutes, laws, rules or regulations or manufacturer treatments and protocols.
     (y) Names; Prior Acquisitions; Business Locations. All names under which the Company does business as of the date hereof are specified on Section 3(y) of the Disclosure Schedule. Except as set forth on Section 3(y) of the Disclosure Schedule, the Company has not changed its name or used any assumed or fictitious name, or been the surviving entity in a merger, acquired any business or changed its principal place of business or chief executive office, within the past three years. As of the date hereof, the Company has no office or place of business other than as identified on Section 3(y) of the Disclosure Schedule and the Company’s principal places of business and chief executive offices are indicated on Section 3(y) of the Disclosure Schedule, and, except for equipment leased to customers in the ordinary course of business, all locations where the Equipment, Inventory and books and records of the Company is located as of the date hereof are fully identified on Section 3(y) of the Disclosure Schedule).
     (z) Brokers’ Fees. The Company does not have any liability or obligation to pay any fees, expenses, or commissions to any broker, investment banker, finder or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.
     (aa) Accuracy of Information Furnished by the Company. No representation, statement or information made or furnished by the Company to the Buyer or any of the Buyer’s representatives contained in this Agreement and the various Disclosure Schedules attached hereto contains any untrue statement of a material fact or omits any material fact necessary to make the information contained herein not misleading. The Company has provided the Buyer with true, accurate and complete copies of all documents listed or described in the various Disclosure Schedules attached hereto. Notwithstanding the foregoing, the representation contained in this Section 3(aa) does not supersede or modify the specific representations contained in other sections herein.
4.   Representations and Warranties of the Buyer. The Buyer represents and warrants to the Company that the statements contained in Section 4 are true and correct as of the date of this Agreement, except as set forth in the Disclosure Schedule.
     (a) Organization of the Buyer. The Buyer is a Florida corporation, duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.
     (b) Authorization of Transaction. The Buyer is a Florida corporation, duly organized, validly existing and in good standing upon the laws of the State of Florida. Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions. There is no pending or to the Buyer’s knowledge threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of the Buyer.
     (c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, shall (i) violate any statute, regulation, rule, injunction, judgment, order, decree or ruling of any Governmental Authority to which the Buyer is subject, or any provision of its charter or bylaws, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any material agreement, contract, lease, license or instrument to which the Buyer is a party or by which it is bound or to which any of its assets are subject. The Buyer is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority or third party in order for the Buyer to consummate the transactions contemplated by this Agreement.
     (d) Brokers’ Fees. The Buyer has no liability or obligation to pay any fees, expenses, or commissions to any broker, investment banker, finder or agent with respect to the transactions contemplated by this Agreement for which the Company or any of its directors or shareholders could become liable or obligated.
5.   Pre-Closing Covenants. The Parties agree as follows with respect to the period prior to the Closing.
     (a) General. Each of the Parties shall use its best commercial efforts to take all action required of it and to do all things necessary, proper or advisable on its part in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the conditions set forth in Section 7 below).
     (b) Notices and Consents. Each of the Parties shall give any notices to, make any filings with, and use their best commercial efforts to obtain any authorizations, consents and approvals of Governmental Authorities and third parties which are required to be given, made or obtained by it in connection with consummation of the transaction.

     (c) Access. Until the Closing Date, and on and after the Closing Date pursuant to the terms of the Transition Services Agreement (as hereafter defined), the Company shall permit the Buyer and/or Parent and their representatives to have access to the directors, officers, assets and properties of the Company and each of its Subsidiaries and all relevant books, records and documents of or relating to the Company and each of its Subsidiaries and each of their respective businesses and assets during such times as Company and Buyer reasonably determine is appropriate and will furnish to the Buyer such information, financial records and other documents relating to the Company and each of its Subsidiaries and their respective business and assets as the Buyer and/or Parent may reasonably request. Without limiting the foregoing, the Company shall permit the Buyer’ and/or Parent’s representatives to meet with the officers of the Company and its Subsidiaries responsible for its financial statements, the internal controls of the Company and its Subsidiaries and the disclosure controls and procedures of the Company and its Subsidiaries to discuss such matters as the Buyer and/or Parent may deem reasonably necessary or appropriate for the Buyer to satisfy its obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002 and any rules and regulations relating thereto.
     (d) Confidentiality. Company, on the one hand, and Buyer, on the other hand acknowledges that it has or may have had in the past, currently has and in the future may have access to Confidential Information of the other Parties hereto. Each of the Parties agrees that it will keep confidential, for a period of three (3) years from the Closing Date, all such Confidential Information furnished to it and, except with the specific prior written consent of the other Party, will not disclose such Confidential Information to any Person except representatives of such Party, provided that these representatives (other than counsel) agree to the confidentiality provisions of this Section 5(d). In the event of a breach or threatened breach by any Party of the provisions of this Section 5(d) with respect to any Confidential Information, the other Party shall be entitled to an injunction restraining such Party from disclosing, in whole or in part such Confidential Information. Nothing herein shall be construed as prohibiting a Party from pursuing any other available remedy for such breach or threatened breach, including the recovery of damages. Because of the difficulty of measuring economic losses as a result of the breach of the covenants in this Section, and because of the immediate and irreparable damage that would be caused to a Party as a result of such breach for which it would have no other adequate remedy, each of the Parties agrees that a Party may enforce the provisions of Section by injunctions and restraining orders against any Party which breaches any of those provisions. The obligations of the Parties under this Section shall survive the termination of this Agreement.
     (e) Due Diligence Review and Environmental Assessment. The Buyer shall be entitled to have conducted prior to Closing a due diligence review of all of the assets, properties, books and records of the Company (the “Due Diligence Review”) and an environmental assessment (the “Environmental Assessment”). The Environmental Assessment may include, but not be limited to, a physical examination of the Company premises, and any structures, facilities, or equipment located thereon, soil samples, ground and surface water samples, storage tank testing, review of pertinent records, documents, and Permits of each of the Company and its Subsidiaries. The Company shall provide the Buyer or its designated agents or consultants with the access to such properties which the Buyer, its agents or consultants reasonably require to conduct the Due Diligence Review and Environmental Assessment. Buyer shall not be deemed to waive any breaches of any representations or warranties by virtue of any Due Diligence Review or Environmental Assessment.

     (f) Trading in Parent Common Stock. Except as otherwise expressly consented to by the Buyer, until three (3) business days after the Closing Date, neither the Company nor any of its Affiliates will directly or indirectly purchase or sell (including short sales) any shares of the Parent’s capital stock in any transactions effected on the AMEX or otherwise, or sell, transfer, pledge, dispose of or otherwise part with any interest in or with respect to or in any other manner reduce their investment risk with respect to any shares of the Parent’s capital stock.
     (g) No Shop. Until the Closing Date, the Company and its management and Advisors shall not (and will not permit any Affiliate, employee, manager, officer, director, stockholder, agent or other Person acting on its behalf to) (i) solicit, encourage, consider or accept any offers from any other Person to acquire all or any portion of the assets of or any interest in the Company, (ii) participate in any discussions or negotiations with any other Person concerning the sale of all or any portion of the assets of or any interest in the Company (an “Acquisition Proposal”), (iii) provide any Confidential Information about the Company to any Person related to an Acquisition Proposal, or (iv) otherwise cooperate in any way with, assist, facilitate or encourage any effort by any other Person seeking to acquire all or any portion of the assets of or any interest in the Company. The Company hereby confirms covenants and agrees that: (i) there is no binding agreement, arrangement or understanding with any other third party with respect to any Acquisition Proposal other than this Agreement, (ii) any and all discussions with third parties regarding an Acquisition Proposal have been terminated, and (iii) it will promptly notify the Buyer if any Acquisition Proposal, or any inquiry or contact with any Person with respect thereto, is made and the terms thereof.
     (h) Preservation of Business. Prior to the Closing, the Company shall conduct its businesses in the Ordinary Course of Business. Without limiting the foregoing, the Company covenants and agrees that, except (i) as contemplated by this Agreement or (ii) with the prior written consent of Buyer, after the date hereof and before the Closing Date, it shall not:
     (i) amend the articles of incorporation, bylaws, or other organizational documents of the Company;
     (ii) except as may be permitted by this Agreement, acquire, sell, lease or dispose of any assets of the businesses except purchases and sales of inventory in the Ordinary Course of Business;
     (iii) acquire any business or Person or create any Subsidiary;
     (iv) change any of the accounting methods or Tax elections used by the Company, write down any inventory (except in the Ordinary Course of Business), write up any inventory, or change any accounting reserves;
     (v) transfer, issue, sell, pledge or dispose of any shares of capital stock or other securities of, or ownership interests in, the Company;
     (vi) change the compensation or benefits payable to any employee except changes affecting hourly employees in the Ordinary Course of Business;

     (vii) enter into any lease of personal property for property being purchased hereunder or any renewals thereof involving a term of more than one year, or rental obligation or capital investment exceeding $10,000 per year in any single case, or exceeding $25,000 per year in the aggregate in all such cases concerning the Purchased Assets;
     (viii) permit the lapse of any right relating to any Intellectual Property or any other material intangible asset used in the business;
     (ix) take any action or fail to take any action that results in the creation of any Lien over any of the Purchased assets;
     (x) enter into any contract or transaction or any amendment or modification to any contract or transaction or terminate any contract or transaction except in the Ordinary Course of Business; or
     (xi) enter into any agreement or commitment to take any of the actions described in this Section.
     Nothing herein shall prevent the Company from paying and settling existing obligations prior to Closing.
6.   Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing:
     (a) Litigation Support; Access to Books and Records. In the event and for so long as any Party actively is contesting or defending against any third-party action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company, each of the other Parties shall cooperate with such Party or its counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending Party (except as otherwise provided in Section 8). The Parties shall also provide each other access to any books and records constituting Purchased Assets that either Party reasonably requests to prepare its tax returns or for other reasonable business purposes.
     (b) Tax Matters.
     (i) The Company shall be solely responsible for filing all Tax Returns and paying all Taxes incurred or accrued by the Company including in connection with the transactions contemplated by this Agreement.
     (ii) The Buyer shall be solely responsible for filing all Tax Returns and paying all Taxes related to the operation of the Purchased Assets and business conducted by the Buyer for all periods after the Closing.

     (iii) The Buyer shall prepare or cause to be prepared and filed or cause to be filed, and the Parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any sales, use, transfer, recording, registration and other fees, and any similar Taxes, which become payable in connection with the transactions contemplated by this Agreement, with each Party paying their respective Taxes, except as specifically provided elsewhere in this Agreement as to documentary stamp taxes on the Promissory Note and sales taxes on the transfer of certain vehicles.
     (c) Restrictive Covenant. In order to assure that the Buyer will realize the benefits of the transactions contemplated hereby, the Company agrees that it will not:
     (i) for a period of five years from the Closing Date, within the State of Florida and outside the State of Florida in any location in which the Parent, the Buyer and/or any of their respective Affiliates, currently or hereafter do business in the lawn care, inside pest control and/or termite control industries or any related businesses (collectively, the “Restricted Area”), directly or indirectly, alone or as a partner, joint venturer, manager, officer, director, employee, consultant, agent, independent contractor or owner of, or lender to, assist, or become associated with any business directly or indirectly competitive with the pest control, termite control, lawn care and other related businesses of the Company conveyed to Buyer pursuant to this Agreement (the “Business”), provided, however, that, the beneficial ownership of less than five percent (5%) of the shares of stock of any Person (engaged in a business similar to the Business) having a class of equity securities actively traded on a national securities exchange or over-the-counter market shall not be deemed, in and of itself, to violate the prohibitions of this Section 6(c)(i);
     (ii) for a period of five years from the Closing Date, directly or indirectly induce any Person in the Restricted Area that is a customer or supplier of the Parent, the Buyer and/or any of their respective Affiliates, to patronize any business directly or indirectly in competition with the Business in the Restricted Area, in a manner adverse to the Buyer or solicit or accept from any Person that is a customer of the Parent, the Buyer and/or any of their respective Affiliates in the Restricted Area, any such business which is competitive with the Business in the Restricted Area; or request or advise any Person that is a customer or supplier of the Parent, the Buyer and/or any of their respective Affiliates to curtail or cancel any of such customer’s or supplier’s Business with the Parent, the Buyer and/or any of their respective Affiliates in the Restrictive Area;
     (iii) for a period of five years from the Closing Date, directly or indirectly employ, or knowingly permit any Person directly or indirectly controlled by it to solicit, or employ or engage as a consultant or otherwise, any person who was employed by the Company at or within six months prior to the Closing Date and employed by Buyer after the Closing Date or in any other manner seek to induce any such person to leave his or her employment with the Buyer;

     (iv) directly or indirectly, at any time following the Closing Date, in any way utilize, disclose, copy, reproduce or retain in his, her or its possession any Company or Buyer Confidential Information, except as required by law; and
     (v) criticize or make any disparaging remarks about the Parent, the Buyer, any of their respective Affiliates or any of their respective directors, officers, shareholders, advisors or other employees.
     The Company agrees and acknowledges that the restrictions contained in this Section 6(c) are reasonable in scope and duration and are necessary to protect the Buyer after the Closing Date. If any provision of this Section 6(c) as applied to any Party or to any circumstance is adjudged by a court to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of this Agreement. If any such provision, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration and/or area of such provision, and/or to delete specific words or phrases, and in its reduced form, such provision shall then be enforceable and shall be enforced. The Parties agree and acknowledge that any breach of this Section 6(c) will cause irreparable damage to the Buyer and upon breach of any provision of this Section 6(c), the Buyer shall be entitled to injunctive relief, specific performance or other equitable relief; provided, however, that, this shall in no way limit any other remedies which the Buyer may have (including, without limitation, the right to seek monetary damages). The Buyer agrees that it will not criticize or make any disparaging remarks about the Company or any of its Affiliates or any of its directors, officers, shareholders, advisors or other employees, provided, however, that the remedy for any violation of such agreement shall be the taking of prompt action by the Buyer to reprimand and/or terminate the employment or services of any person who makes such criticism or disparaging remarks, but there shall be no remedy available to the Company beyond such reprimand or termination and, in particular, no financial or monetary remedy of the Company against Buyer.
     (d) Certain Employee Matters. The Company shall cause each Company employee hired by Buyer after the Closing to sign Buyer’s standard employment and non-solicitation agreement, effective as of the Closing. Upon the Closing of the transaction contemplated by this Agreement, the Buyer agrees to hire all Fee family members who presently work at the Company (with the exception of the Company’s shareholders, i.e., Ronald J. Fee Sr., Grace C. Fee, Ronald J. Fee Jr., Debra L. Fee, Eileen M. Triola and Bobby Triola), at the same level of income and with similar benefits (or comparable Buyer benefits) and job descriptions (or comparable Buyer job descriptions) as currently provided by the Company, provided such Fee family members sign Buyer’s standard employment and non-solicitation agreement, effective as of the Closing.
     (e) Credit Under Buyer Employee Benefit Plans. If and to the extent reasonably permitted under Buyer’s existing employee benefit plans, Buyer shall use commercially reasonable efforts to provide for credit under such plans for prior employment with the Company for those Company employees hired by Buyer as of the Closing Date.
     (f) Leasing of Spring Hill Site and Odessa Site; Landlord Waiver. The Parties agree to enter into, at Closing, mutually acceptable lease agreements (collectively, the “Lease

Agreements”) pursuant to which Buyer agrees to lease from the Company: (1) the Company’s location in Spring Hill, Florida (the “Spring Hill Site”) for an initial term of three (3) years and with an option to renew for an additional term of three (3) years; and (2) the Company’s location in Odessa, Florida (the “Odessa Site”) on a month-to-month basis for a period not to exceed four (4) months. At Closing, the Company shall execute and deliver to Buyer, and Buyer shall thereafter promptly deliver to Wachovia Bank, National Association, Landlord Lien Waiver Agreements, pertaining to both the Spring Hill Site and the Odessa Site, in the forms attached hereto as Exhibit E.
     (g) Transition Services. For a period of six months following the Closing, the Company shall use its reasonable best efforts to assist the Buyer in the transition to Buyer of: (1) the Company’s customers purchased by Buyer under this Agreement; and (2) the Company’s employees desired to be hired by the Buyer, including but not limited to reasonable efforts to cause such customers and employees to remain with the Buyer after the Closing. In addition, both prior to and following the Closing (and during those periods of time set forth in such Transition Services Agreement), the Company shall use its reasonable best efforts, both on-site at the Company’s offices and via remote access (i.e., phone, fax, e-mail, etc.), to assist the transfer to Buyer of all of the customer Contracts, to assist Buyer in the retention of all customer Contracts including but not limited to the Significant Customers, to assist the transfer to the Buyer, and integration into Buyer’s systems, of all information pertaining to customer scheduling and billing, and to make the Leased Real Properties available to the Buyer. In exchange for transition services to be provided by Eileen M. Triola, such Transition Services Agreement shall provide that Buyer agrees to pay Ms. Triola, $1,300.00 per week for a maximum of 24 weeks of transition services, and also agrees to deliver to Ms. Triola, at the end of the transition services period, a stock certificate representing 10,000 shares of the restricted common stock of Sunair Services Corporation (securities law restrictions, including Rule 144 requirements, would apply). The Transition Services Agreement shall also address transition services, to be provided by Ronald J. Fee Jr. on a “week to week” basis for a period not to exceed four (4) weeks, involving the transition of the Company’s large commercial accounts and related contracts.
     (h) Name “Ron Fee Inc.”. The Company shall cease using the corporate name “Ron Fee Inc.” and shall execute and deliver to Buyer, within thirty (30) days after the Closing Date, any and all documents reasonably necessary to transfer all of Company’s interest, right and title in and to said name to the Buyer and to change its corporate name to another corporate name which will not be confused with its existing corporate name.
     (i) Certification of the Company’s Financial Statements. Not later than that date which is the first business day following the Closing Date, the chief accounting officer of the Company and the Company’s outside accountant, shall each deliver to the Buyer, three (3) manually executed originals of a statement or statements, wherein such chief accounting officer and such outside accountant each make the following certification to Buyer: “To the best of my knowledge and belief, the Company’s most recent Financial Statements, delivered as part of Schedule 3(g) of that certain Asset Purchase Agreement dated as of March 31, 2006, between Middleton Pest Control, Inc. and Ron Fee Inc., are complete and accurate accrual basis financial statements of the Company as of the date of such financial statements, except that the depreciation in such financial statements has not been presented in a GAAP format.”

     (j) Registration of Vehicles in Buyer’s Name. The Buyer agrees to register all vehicles that it is purchasing in its own name as soon as practicable after the Closing but in any event no later than that date which is forty-five (45) days after the Closing; provided, however, that until the Buyer registers the vehicles in the Buyer’s name the Buyer shall name the Company as an additional insured on its liability insurance covering the vehicles.
7.   Conditions to Obligation to Effect the Closing.
     (a) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
     (i) except for representations and warranties that by their terms speak only as of a specified date, the representations and warranties set forth in Section 3 shall be true and correct in all material respects at and as of the Closing Date as though made on and as of the Closing Date;
     (ii) the Company shall have materially performed and complied with all of the covenants hereunder required to be performed and complied with by Company at or prior to the Closing;
     (iii) there shall not be any injunction, judgment, order, decree, or ruling in effect preventing consummation of any of the transactions contemplated by this Agreement nor shall there have occurred any damage or loss to any of the Purchased Assets whether or not covered by insurance which equals or exceeds ten percent (10%) of the Purchase Price;
     (iv) all material filings that are required to have been made by the Company with any Governmental Authority in order to carry out the transactions contemplated by this Agreement shall have been made; all material authorizations, consents, approvals and Permits from all such Governmental Authorities required for the Company to carry out the transactions contemplated by this Agreement shall have been received, and all statutory waiting periods (or extensions thereof) in respect thereof shall have expired or otherwise been terminated; all of the consents set forth in Schedule 7(a)(iv) shall have been obtained (“Company Required Consents”); the Buyer shall have received from legal counsel to the Company an opinion substantially in the form attached as Exhibit F hereto;
     (v) Company shall have delivered to the Buyer a certificate dated as of the Closing stating that the conditions set forth in Sections 7(a)(i), 7(a)(ii), 7(a)(iii) and 7(a)(iv) have been satisfied and attaching true and correct copies of all Equipment, Inventory, Receivables and Customer Prepayments dated as of the Closing Date.
     (vi) Ronald J. Fee Sr., Grace C. Fee, Ronald J. Fee Jr., Debra L. Fee, Eileen M. Triola and Edward J. Bunnell, shall have each executed and delivered to the Buyer non-competition and non-solicitation agreements in form and substance satisfactory to Buyer, each of which shall contain a non-compete provision comparable to the provisions of Section 6(c);

     (vii) At the Closing, the Company shall duly execute and deliver to the Buyer a Bill of Sale and Assignment and Assumptions in the form attached hereto as Exhibits B and C and such other instruments of transfer of title as are necessary to transfer to the Buyer good and marketable title to the Purchased Assets free and clear of all Liens, and shall deliver to the Buyer immediate possession of the Purchased Assets;
     (viii) Ronald J. Fee Sr., Grace C. Fee, Ronald J. Fee Jr., Debra L. Fee and Eileen M. Triola shall have each executed and delivered to the Buyer Guaranty Agreements in the forms attached hereto as Exhibit G;
     (ix) the Company shall have caused any Liens (other than Permitted Liens) in or on the Purchased Assets to be released, including but not limited to making any payoffs of existing debt necessary to release such Liens as described in those Payoff Letters attached hereto in Exhibit H, including but not limited to the payoff of any debt owed by the Company to Merrill Lynch Business Financial Services, Inc., secured by a blanket lien on the Company’s personal property, and the termination of such blanket lien;
     (x) no Material Adverse Effect shall have occurred, nor shall there be (A) any material dispute between the Company and any Significant Customer or Supplier or (B) any indication from any Significant Customer or Supplier that such Significant Customer or Supplier, as the case may be, intends to materially reduce its purchases from or sales to, or to otherwise materially reduce its business relationship with, the Company;
     (xi) the Buyer shall have completed the Due Diligence Review and Environmental Assessment to its satisfaction;
     (xii) the Company, Ronald J. Fee Jr. and Eileen M. Triola shall have executed a Transition Services Agreement in form and substance acceptable to Buyer, and Edward J. Bunnell shall have executed an Employment Agreement in form and substance acceptable to Buyer;
     (xiii) Buyer shall have received a loan or other capital infusion sufficient to pay the Transaction Consideration in full within five (5) business days prior to the Closing;
     (xiv) the Board of Directors of the Buyer shall have approved the transaction contemplated by this Agreement and the related definitive documentation, and the Board of Directors of Parent shall have approved the execution of the Promissory Note;
     (xv) any Schedules to this Agreement which are to be updated, revised or made current through the Closing Date have been delivered to the Buyer and found to be in form and substance satisfactory to the Buyer;
     (xvi) the Company shall have entered into the Lease Agreements; and
     (xvii) the Company shall have executed and/or delivered all such other documents reasonably requested by Buyer or its counsel.

The Buyer may waive in writing any condition specified in this Section 7(a) at or prior to the Closing or on the Closing Date.
     (b) Conditions to Obligation of the Company. The obligation of the Company to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:
     (i) the representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date as though made on and as of the Closing Date;
     (ii) the Buyer shall have materially performed and complied with all of its covenants hereunder required to be performed and complied with by it at or prior to the Closing;
     (iii) there shall not be any injunction, judgment, order, decree or ruling in effect preventing consummation of any of the transactions contemplated by this Agreement;
     (iv) Buyer shall deliver to Company a certificate dated as of the Closing certifying that the conditions set forth in Sections 7(b)(i), 7(b)(ii) and 7(b)(iii) have been satisfied;
     (v) Buyer shall have tendered to the Company the Purchase Price and delivered all documents reasonably required hereunder to complete the sale and transfer of the Purchased Assets;
     (vi) the Company’s Board of Directors and all of its shareholders shall have approved the transaction contemplated by this Agreement;
     (vii) the Buyer shall have entered into the Lease Agreements; and
     (viii) Buyer shall have executed and/or delivered to Company all such other documents reasonably requested by Company or its counsel.
     The Company may waive in writing any condition specified in this Section 7(b) at or prior to the Closing or on the Closing Date.
8.   Remedies for Breaches of this Agreement.
     (a) Survival. The representations and warranties of the Company and the Buyer contained in Sections 3 and 4 shall survive the Closing and continue in full force and effect until the second anniversary of the Closing Date, except for those contained in Section 3(a), 3(b), 3(c) (other than as to good and marketable title to the Purchased Assets), 3(d), 3(e), 3(j), 3(k) and 3(s), which shall survive until the expiration of the applicable statute of limitations, and the representation in Section 3(c) on good and marketable title to the Purchased Assets, which shall survive indefinitely. All covenants herein shall survive the Closing and continue in full force and effect until performed, subject to any applicable statute of limitations and other restrictions or limitations in such covenants. Any claim for indemnification asserted with reasonable specificity within the applicable survival period shall survive until finally determined.
     (b) Indemnification.
     (i) Subject to the limitations and conditions set forth in this Section 8, Company shall indemnify, defend and hold Buyer and its Affiliates harmless from any and all liabilities, obligations, claims, damages, fines, penalties, Taxes, costs and expenses, including all court costs and reasonable attorneys’ fees and the costs, fees and expenses incurred to collect or enforce any judgment or other relief granted (collectively, “Losses”), which Buyer may suffer or incur as a result of or relating to: (a) the breach or inaccuracy of any of the representations, warranties, covenants or agreements made by Company in or pursuant to this Agreement or in or pursuant to any other agreement, document or instrument delivered by Company pursuant to the terms of this Agreement or the transactions contemplated by this Agreement; (b) any lawsuit, claim, or proceeding of any nature arising on, prior to or after the Closing, relating to the Company’s business or the Purchased Assets prior to the Closing, including but not limited to any contract claims, customer damage claims or warranty claims pertaining to or arising under any of the Assumed Contracts prior to the Closing (the liabilities described in this subsection (b) are collectively referred to as the “Pre-Existing Claims”); (c) the acts or omissions of the Company or its officers, directors, managers, members, employees, licensees, contractors or agents occurring prior to the Closing (the liabilities described in this subsection (c) are collectively referred to as the “Pre-Existing Company Specific Obligations”); or (d) any obligation to pay, satisfy or perform any liabilities or obligations of the Company arising prior to the Closing, and the Indebtedness For Borrowed Money of the Company, the Excluded Liabilities, and any other liabilities not expressly assumed by Buyer (the liabilities described in this subsection (d) are collectively referred to as the “Excluded Obligations”).
     (ii) Subject to the limitations and conditions set forth in this Section 8, the Buyer shall indemnify, defend and hold harmless the Company from, against and in respect of, any Losses which the Company shall suffer or incur as a result of or relating to: (a) the breach or inaccuracy of any of the representations, warranties, covenants or agreements made by Buyer in or pursuant to this Agreement or in or pursuant to any other agreement, document or instrument delivered by Buyer pursuant to the terms of this Agreement or the transactions contemplated by this Agreement; (b) any lawsuit, claim, or proceeding of any nature relating to the business or Purchased Assets operated by Buyer after the Closing; (c) the acts or omissions of the Buyer or its officers, directors, managers, members, employees, licensees, contractors or agents occurring on and after the Closing; or (d) any obligation to pay, satisfy or perform the Assumed Liabilities or any other liabilities or obligations expressly assumed by Buyer pursuant to this Agreement.
     (iii) Any claim for Losses will be set forth in a written notice providing reasonable detail of the nature, scope and basis of such Losses along with any reasonably available supporting documentation. To the extent any Losses are covered, without dispute, under an applicable and enforceable insurance policy or policies, such Losses shall be considered recoverable only to the extent not covered and not paid for pursuant to such insurance policy or policies.
     (iv) Promptly after the assertion by any third party of any claim, demand or notice (a “Third Party Claim”) against any Person or Persons entitled to indemnification under this Section 8(b) (the “Indemnified Parties”) that results or may reasonably be expected to result in the incurrence by such Indemnified Parties of any Losses for which such Indemnified Parties would be entitled to indemnification pursuant to this Agreement, such Indemnified Parties shall promptly notify the Parties from whom such indemnification could be sought (the “Indemnifying Parties”) of such Third Party Claim provided, however, that failure to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability except to the extent the Indemnifying Party is prejudiced thereby. Upon receipt of notice of the Third Party Claim, the Indemnifying Parties shall have the right, upon written notice (the “Defense Notice”) to the Indemnified Parties within 20 days after receipt by the Indemnifying Parties of notice of the Third Party Claim (or sooner if such claim so requires) to conduct, at their own expense, the defense against the Third Party Claim in their own names or, if necessary, in the names of the Indemnified Parties; provided, however, that:
     A. the Indemnifying Parties must provide evidence reasonably satisfactory to the Indemnified Parties that the Indemnifying Parties possess the financial resources necessary to defend the Third Party Claim and to satisfy the Third Party Claim, if adversely determined;
     B. the Third Party Claim involves only money damages and not injunctive or other equitable relief; and
     C. the Indemnified Parties shall have the right to employ separate counsel in any such Third Party Claim properly assumed by the Indemnifying Parties or to participate (subject to the direction of counsel to the Indemnifying Parties) in the defense thereof, but the fees and expenses of such counsel shall not be included as part of any Losses incurred by the Indemnified Party.
     The Party or Parties conducting the defense of any Third Party Claim shall keep the other Parties apprised of all significant developments and shall be authorized to enter into any settlement, compromise or consent to judgment with respect to such Third Party Claim only with the consent of the other Parties which shall not be unreasonably withheld. Any claim for indemnification with respect to any matter that is not timely made pursuant to the provisions of this Agreement may not be pursued and will be deemed to have been irrevocably waived.
     (c) Limitations on Indemnity. The rights and remedies under this Section 8 shall be the sole and exclusive rights and remedies of the Parties on account of any claims arising out of, or in connection with, this Agreement or the transactions contemplated hereby other than claims for injunctive or equitable relief. No special, punitive or consequential damages shall be imposed on any Party to this Agreement. Notwithstanding anything herein to the contrary, the maximum aggregate amount which an indemnitee may recover from an indemnitor in respect of all claims under this Agreement, shall be an amount equal to Five Million Two Hundred Thousand Dollars ($5,200,000).
     (d) Other Limitations. Anything to the contrary contained in the preceding provisions of this Agreement notwithstanding, except for indemnification claims by Buyer against the Company under Subsection 8(b)(i)(b) as to any Pre-Existing Claims if the Company had actual or constructive knowledge of such Pre-Existing Claims prior to the Closing, under Subsection 8(b)(i)(c) as to any Pre-Existing Company Specific Obligations if the Company had actual or constructive knowledge of such Pre-Existing Company Specific Obligations prior to the Closing, and/or under Subsection 8(b)(i)(d) as to any Excluded Obligations if the Company had actual or constructive knowledge of such Excluded Obligations prior to the Closing (collectively, the “Claims Not Subject to Threshold”), (i) no indemnification under this Section 8 shall be made by the Company in favor of the Buyer, or by Buyer in favor of the Company, as the case may be, unless the total of all such claims (excluding Claims Not Subject to Threshold if the Company had actual or constructive knowledge of such claims prior to the Closing) for indemnification exceed in the aggregate $104,000 (the “Indemnification Threshold”); provided, however, that once such threshold amount is exceeded the Company shall indemnify the Buyer, or the Buyer shall indemnify the Company, as the case may be, for the total amount of claims including the $104,000 Indemnification Threshold; and (ii) the obligation of (A) the Company to indemnify the Buyer and (B) the obligation of the Buyer to indemnify the Company, as the case may be, as to all indemnification claims (excluding Claims Not Subject to Threshold) shall be extinguished upon the payment under this Section 8 by the Company to the Buyer or the payment by the Buyer to the Company, as the case may be, of an amount in the aggregate equal to $5,200,000 (provided however any payment by Buyer of amounts constituting Excluded Liabilities shall not be included in the Indemnification Threshold or otherwise limit the Company’s liability or be applied against the Company’s aggregate limit of liability). Notwithstanding anything herein to the contrary, in no event shall the Buyer be required to exceed the Indemnification Threshold before collecting from the Company any amount owed by the Company to the Buyer as a post Closing adjustment pursuant to Section 2(i), and in no event shall the Company be required to exceed the Indemnification Threshold before collecting from the Buyer any amount owed by the Buyer to the Company as a post Closing adjustment pursuant to Section 2(i). Notwithstanding anything in this Agreement to the contrary, the limitation imposed by the Indemnification Threshold shall not be applicable to any of the Claims Not Subject to Threshold if the Company had actual or constructive knowledge of such claims prior to the Closing, and in the event any Claims Not Subject to Threshold for which the Company had actual or constructive knowledge prior to the Closing become known to Buyer or otherwise arise on and after the Closing Date, Buyer shall have the right to make an indemnification claim against the Company pursuant to Section 8(b) hereof without first having to exceed any threshold amount and, if successful, shall be able to collect from the Company the full amount of any Losses resulting from any such Claims Not Subject to Threshold without reduction. Any indemnification claim that qualifies both as a claim that could be asserted by Buyer under Subsection 8(b)(i)(a) and as a claim that could be asserted by Buyer under Subsections 8(b)(i)(b), 8(b)(i)(c) and/or 8(b)(i)(d), shall be treated for all purposes as a claim included within the definition of “Claims Not Subject to Threshold”. The term “constructive knowledge”, as used in this subsection, shall mean and include such knowledge of all of the facts and circumstances as would reasonably be known to any reasonably diligent and prudent person carrying out the shareholder, director, officer and/or employee duties of any such positions held by such person, with the Company deemed to have such actual and constructive knowledge as is possessed by all of its shareholders, directors, officers and employees.
     (e) Offset Against Promissory Note. In the event the Company becomes obligated to the Buyer pursuant to an indemnification claim made by Buyer against Company under this Section 8 or under any other sections of this Agreement (including but not limited any post Closing adjustments under Section 2(i) which result in an additional payment obligation on the part of the Company), Buyer shall have the right to cause Parent to make offset against amounts due Company from Parent under the Promissory Note, provided, however, that the Company can avoid any such offset, at Company’s election, by making payment to Buyer in cash of the full amount owed to Buyer within five (5) days after receiving written notice from Buyer that Buyer intends to have Parent make such offset (the “Offset Notice”). Notwithstanding the foregoing, other than with respect to an offset intended to collect unpaid amounts owed by the Company to Buyer as a result of a post Closing adjustment under Section 2(i) (which offset shall not be subject to dispute, objection or arbitration), prior to Buyer causing Parent to make an offset against amounts due the Company from Parent under the Promissory Note, Buyer shall first deliver an Offset Notice to the Company at least forty-five (45) days prior to the effective date of any offset, which notice shall state the effective date of such offset and provide a summary of the reasons why such offset is being made. During the thirty (30) day period commencing on the date the Offset Notice is delivered to the Company (the “Objection Period”), the Company shall be given the reasonable opportunity by Buyer, if appropriate under the facts and circumstances, to make a reasonable attempt to cure the situation giving rise to the offset claim and to state, in a writing delivered to Buyer prior to the end of the Objection Period, the reasons why the Company objects to such offset (the “Offset Objection Notice”). The Buyer in its reasonable discretion may also agree to have its representatives meet with the Company’s representatives, during the Objection Period, to further discuss the Company’s reasons set forth in the Offset Objection Notice. At the end of Objection Period, the Buyer, in its sole discretion, may: (1) either accept or partially accept such reasons, and modify or reverse its decision to cause an offset to be made, or (2) reject such reasons and proceed with having the Parent make the offset as of the effective date set forth in the Offset Notice but in any event will give the Company a response, provided, however, that in the event Buyer causes Parent to make an offset to which the Company has timely objected by delivery of an Offset Objection Notice to Buyer within the Objection Period, any such offset may be disputed by the Company in an action commenced under Section 8(f) hereof, with such offset confirmed, modified or reversed in accordance with the dispute resolution procedures set forth in Section 8(f) hereof.
     (f) Arbitration. In the event a dispute arises between Buyer and Company regarding this Agreement or any document executed in connection herewith, the Parties shall submit their dispute to non-binding mediation in Hillsborough County, Florida. If the dispute is not resolved within thirty (30) days of submission of the dispute to non-binding mediation, then either Party, may submit the dispute to binding arbitration in Hillsborough County, Florida and the arbitration proceeding shall be subject to the following requirements:
     (i) Any controversy arbitrated by the Parties shall be arbitrated by a single arbitrator if the amount of the controversy is less than or equal to One Hundred Thousand Dollars ($100,000). If the amount of the controversy between the Company and Buyer is greater than One Hundred Thousand Dollars ($100,000) then the arbitration shall be conducted by a panel of three (3) arbitrators. Within fifteen (15) days after submission of the dispute to binding arbitration, the Parties shall mutually agree on an arbitrator if the controversy is to be arbitrated by a single arbitrator in accordance with this paragraph. If no agreement on an arbitrator is reached within said fifteen (15) day period, then the arbitrator shall be selected in accordance with the procedures of the American Arbitration Association (“AAA”) and shall be from, if available, the “Commercial Arbitration Panel” employed by the AAA. If more than one arbitrator is required to conduct the arbitration, then the arbitrators shall be selected in accordance with the procedures of the AAA, and shall be from, if available, the “Commercial Arbitration Panel” employed by the AAA. The Parties intend that this agreement to arbitrate be valid, specifically enforceable and irrevocable.
     (ii) Within ten (10) days of the presentation of the Parties claims to the arbitrator, the arbitrator shall issue its written decision.
     (iii) In the absence of fraud, gross misconduct or an error in law appearing on the face of the order or award issued by the arbitrator, the written decision of the arbitrator shall be final and binding upon the parties.
     (iv) The arbitration proceeding shall be carried on and heard in accordance with the Commercial Rules of Arbitration of the American Arbitration Association.
     (v) The prevailing party shall be entitled to have all of its costs and expenses (including without limitation expert witness expenses and reasonable attorneys’ fees) of investigating, preparing and presenting such arbitration claims or cause of action (collectively, the “Prevailing Party Expenses”). The arbitrator shall approve the award to the prevailing party of Prevailing Party Expenses but, rather than determine the amount of the award in such arbitration proceeding commenced hereunder, shall instead ask that the applicable court include in its judgment for the prevailing party an amount to fully compensate the prevailing party for all of such Prevailing Party Expenses as determined by such court.
9.   Termination.
     (a) Termination of Agreement. The Parties may terminate this Agreement as provided below:
     (i) the Buyer and the Company may terminate this Agreement by mutual written consent at any time prior to the Closing;
     (ii) the Buyer may terminate this Agreement by giving written notice to the Company at any time prior to the Closing (A) in the event that the Company has breached any representation, warranty or covenant contained in this Agreement and such breach could reasonably be expected to have a Material Adverse Effect, the Buyer has notified the Company of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or April 15, 2006, whichever is earlier; or (B) if the Closing shall not have occurred on or before April 15, 2006, by reason of the failure of any condition precedent to have occurred under Section 7(a) hereof (unless the failure results primarily from the Buyer’s breach of any representation, warranty or covenant contained in this Agreement); (C) if the Closing shall not have occurred on or before April 15, 2006, by reason of the failure of the Company to obtain any required governmental or third party consent (unless the failure results primarily from the Buyer’s breach of any representation, warranty or covenant contained in this Agreement (other than failure of the Buyer to have received financing to pay the Transaction Consideration, the failure of such conditions precedent shall be without liability to either Buyer or Seller)); or (D) there is a loss, damage or destruction to the Purchased Assets which in the aggregate exceeds ten percent (10%) of the Purchase Price; and
     (iii) the Company may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing (A) in the event the Buyer has breached any representation, warranty or covenant contained in this Agreement in any material respect, the Company has notified the Buyer of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or April 15, 2006, whichever is earlier; (B) if the Closing shall not have occurred on or before April 15, 2006, by reason of the failure of any condition precedent to have occurred under Section 7(b) hereof, other than failure of the Buyer to have received financing to pay the Transaction Consideration, the failure of such conditions precedent shall be without liability to either Buyer or Seller (unless the failure results primarily from the Company’s breach of any representation, warranty or covenant contained in this Agreement); or (D) there is a loss, damage or destruction to the Purchased Assets which in the aggregate exceeds ten percent (10%) of the Purchase Price.
     (iv) The Company may terminate this Agreement at any time if the Closing does not occur by April 7, 2006.
     (b) Effect of Termination. No termination of this Agreement shall cause any Party then in breach to be released of its obligations hereunder in the absence of an express written release.
10.   Miscellaneous.
     (a) Press Releases and Public Announcements. No party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other party. Notwithstanding the foregoing, Parent shall be entitled to disclose this Agreement and the transactions contemplated hereby to comply with the rules or regulations of the U.S. Securities and Exchange Commission and the rules, regulations or requirements of any exchange on which the Parent’s securities are listed.
     (b) Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
     (c) Entire Agreement. This Agreement (including the Disclosure Schedules, Exhibits and the documents, referred to herein) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes any prior understandings, agreements, or representations by the Parties, written or oral, to the extent they are related to the subject matter of this Agreement including but not limited to that certain letter dated March 4, 2006 between the Company and Sunair Southeast Pest Holdings, Inc.
     (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the Buyer and the Company; provided, however, that without the consent of any other Parties Buyer may (i) collaterally assign its rights hereunder to one or more lenders, (ii) assign its rights and obligations hereunder after the Closing to any Person who acquires all or a material portion of the assets or equity of the Buyer, or (iii) assign its rights and obligations to an Affiliate. In the event Buyer assigns this Agreement Buyer shall not be released from its obligations hereunder.
     (e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     (f) Headings. The Section headings contained in this Agreement and the Disclosure Schedules are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or the Disclosure Schedules.
     (g) Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if personally delivered or sent by registered or certified mail, return receipt requested, postage prepaid, or by reputable overnight courier and addressed to the intended recipient as set forth below:

If to the Company:	Ron Fee Inc.
266 Gulf Port Lane
Spring Hill, FL 34608
Attention: Ronald J. Fee Sr.

With a copy to:	D. Michael O’Leary, Esq.
Trenam Kemker
2700 Bank of America Plaza
Tampa, FL 33602

If to the Buyer:	Middleton Pest Control, Inc.
c/o Sunair Southeast Pest Holdings, Inc.
3005 SW 3rd Ave
Fort Lauderdale, FL 33315-3312
Attention: Chief Executive Officer

With a copy to (which shall not constitute notice to the Buyer):	Thomas A. Simser, Jr., P.L.
c/o Shuffield, Lowman & Wilson, P.A.
1000 Legion Place, Suite 1700
Orlando, FL 32801
Attention: Thomas A. Simser, Jr., Esq.
     Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means

(including messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.
     (h) Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida (i.e., without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida). Each of the Parties submits to the exclusive jurisdiction of any federal or state court sitting in Hillsborough County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding shall be heard and determined in any such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.
     (i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Company.
     (j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
     (k) Expenses. Except as otherwise provided in this Agreement, each of the Parties shall bear its own fees, costs and expenses (including, without limitation, legal, accounting, consulting and investment advisory fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.
     (l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When a reference is made in this Agreement to an article, Section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used herein, words in the singular will be held to include the plural and vice versa (unless the context otherwise requires), words of one gender shall be held to include the other gender (or the neuter) as the context requires, and the terms “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. For the avoidance of doubt, all references to the Company relating to financial matters shall be deemed to be the Company on a consolidated basis.

     (m) Business Day. If any time period set forth in this Agreement expires on other than a business day in the City of Tampa, Florida; i.e. upon a Saturday, Sunday or legal or bank holiday, such period shall be extended to and through the next succeeding business day in such City.
     (n) Prevailing Party. In the event that attorneys’ fees or other costs are incurred to secure performance of any obligation, or to establish damages for the breach of any obligation, agreement or covenant, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and costs and the costs, fees and expenses incurred to enforce or collect such judgment or award and any other relief granted.
     (o) Exhibits; Disclosure Schedule. The Exhibits to this Agreement and the Disclosure Schedules are incorporated herein by reference and made a part hereof. The inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material to the Company. The Section numbers in the Disclosure Schedules will correspond to the Section numbers in this Agreement.
     (p) Waiver of Jury Trial. EACH PARTY HERETO INDIVIDUALLY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING BASED ON THIS AGREEMENT OR, ARISING HEREUNDER OR RELATED HERETO. THIS PROVISION IS A MATERIAL INDUCEMENT FOR EACH PARTY TO ENTER INTO AND CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
[signature page follows]

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

MIDDLETON PEST CONTROL, INC.
By:	/s/ Gregory A. Clendenin
	Name:	Gregory A. Clendenin
	Title:	President & CEO

RON FEE INC.
By:	/s/ Ronald J. Fee Sr.
	Name:	Ronald J. Fee Sr.
	Title:	President & CEO

EXHIBITS AND SCHEDULES

EXHIBIT A	Change of Control Payments
EXHIBIT B	Form of Bill of Sale
EXHIBIT C	Form of Assignment and Assumption of Contracts
EXHIBIT D	Form of Subordinated Promissory Note
EXHIBIT E	Form of Landlord Lien Waiver Agreement
EXHIBIT F	Form of Opinion of Company’s Counsel
EXHIBIT G	Form of Guaranty Agreement
EXHIBIT H	Payoff Letters

Schedule 2(a)(i)	Tangible Personal Property
Schedule 2(a)(ii)	Inventory
Schedule 2(a)(iii)	Customer Accounts and Customer Prepayments/Acquisition Targets/ Prior Customers and Customer Accounts/Prior Inquiries
Schedule 2(a)(iv)	Company Deposits
Schedule 2(a)(v)	Receivables
Schedule 2(a)(vii)	Proprietary Rights
Schedule 2(b)	Excluded Assets
Schedule 2(f)(1)	Assumed Contracts
Schedule 2(f)(2)	Assumed Vehicle Indebtedness
Schedule 3(a)	Noncontravention
Schedule 3(c)	Good Title to and Condition of Purchased Assets
Schedule 3(g)	Financial Statements and Exceptions to Consistently Applied Accounting Principles
Schedule 3(h)	Absence of Certain Developments
Schedule 3(i)	Liens on Purchased Assets
Schedule 3(j)	Legal Compliance
Schedule 3(l)	Real Properties
Schedule 3(m)(i)	Intellectual Property
Schedule 3(m)(ii)	Claims Against Intellectual Property
Schedule 3(m)(iii)	Licensed Intellectual Property
Schedule 3(n)	Contracts
Schedule 3(o)	Insurance Claims
Schedule 3(p)	Litigation
Schedule 3(r)	Employees
Schedule 3(s)	Environmental Matters
Schedule 3(t)	Company Permits
Schedule 3(u)(i)	Uncollectible Receivables
Schedule 3(w)(i)	Customers and Suppliers
Schedule 3(w)(ii)	Disputes with Customers or Suppliers
Schedule 3(x)	Pest Treatment Warranty Claims or Notices
Schedule 3(y)	Names; Prior Acquisitions; Business Locations
Schedule 7(a)(iv)	Company Required Consents